                 SUBJECT TO COMPLETION, DATED OCTOBER 16, 1998
THIS PROSPECTUS SUPPLEMENT RELATES TO SECURITIES THAT ARE THE SUBJECT OF AN EFFECTIVE REGISTRATION STATEMENT. THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.

PROSPECTUS SUPPLEMENT                                 Registration No. 333-65371
(TO PROSPECTUS DATED OCTOBER 15, 1998)                            Rule 424(b)(3)

                                                                       [LOGO]

                         8,000,000 PREFERRED SECURITIES

                           MEDIAONE FINANCE TRUST III
             % TRUST ORIGINATED PREFERRED SECURITIES-SM- ("TOPRS-SM-")
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

     FULLY AND UNCONDITIONALLY GUARANTEED, BASED ON SEVERAL OBLIGATIONS, BY
                              MEDIAONE GROUP, INC.
                                  ------------

                                   THE TRUST:

  MediaOne Finance Trust III is a Delaware business trust. The trust will:

  - sell preferred securities (representing undivided beneficial interests in the trust) to the public.

  - sell common securities (representing undivided beneficial interests in the trust) to MediaOne Group.

  - use the proceeds from these sales to buy an equal principal amount of   %
    Subordinated Deferrable Interest Notes due 2038 of MediaOne Group Funding, Inc., a subsidiary of MediaOne Group.

  - distribute the cash payments it receives on the subordinated notes it owns to the holders of the preferred and common securities.

                            QUARTERLY DISTRIBUTIONS:

  - For each preferred security that you own, you will receive cumulative cash
    distributions at an annual rate of    % of the liquidation amount of $25 per
    preferred security, on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 1998.

  - MediaOne Group Funding can defer interest payments on the subordinated notes at any time for up to 20 consecutive quarterly periods. If MediaOne Group Funding does defer interest payments, the trust will also defer payment of distributions on the preferred and common securities. However, deferred
    distributions will themselves accrue interest at an annual rate of    % (to
    the extent permitted by law).

                                MEDIAONE GROUP:

  - MediaOne Group will fully and unconditionally guarantee the payment by the trust of the preferred securities based on several obligations discussed in the accompanying prospectus.

    The trust will apply to have the preferred securities listed on the New York
Stock Exchange under the symbol "        ." If approved for listing, trading is
expected to commence within 30 days after the preferred securities are first issued.

    INVESTING IN THE PREFERRED SECURITIES INVOLVES CERTAIN RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.
                               -----------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                                  PER PREFERRED
                                                                                    SECURITY             TOTAL
                                                                              ---------------------  --------------
Public offering price.......................................................        $   25.00        $  200,000,000
Underwriting commission to be paid by MediaOne Group Funding................        $                $
Proceeds to the trust.......................................................        $   25.00        $  200,000,000

    For sales of 10,000 or more preferred securities to a single purchaser, the
underwriting commission will be $        per preferred security.

    The underwriters may also purchase up to an additional 1,200,000 preferred securities at the public offering price within 30 days from the date of this prospectus supplement to cover over-allotments.

                              -------------------
MERRILL LYNCH & CO.
                A.G. EDWARDS & SONS, INC.
                                  PAINEWEBBER INCORPORATED
                                                PRUDENTIAL SECURITIES
                                                INCORPORATED
                                                           SALOMON SMITH BARNEY
                              -------------------

          The date of this prospectus supplement is           , 1998.
-------------------
"Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PROSPECTUS SUPPLEMENT RELATING TO PREFERRED SECURITIES OF MEDIAONE FINANCE
  TRUST III
Summary Information--Q&A..................................................   S-3
Risk Factors..............................................................   S-7
Information About MediaOne Group, Inc.....................................  S-12
Use of Proceeds...........................................................  S-20
Capitalization............................................................  S-21
Summary Financial and Other Data..........................................  S-22
Accounting Treatment......................................................  S-23
Description of Securities.................................................  S-24
Certain Terms of the Preferred Securities.................................  S-24
Certain Terms of the Subordinated Notes and Note Guarantee................  S-30
United States Tax Consequences............................................  S-34
Underwriting..............................................................  S-39
PROSPECTUS
Where You Can Find More Information.......................................     2
MediaOne Group, Inc.......................................................     3
MediaOne Group Funding, Inc...............................................     4
The Trusts................................................................     4
Use of Proceeds...........................................................     5
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends...............................................................     5
Description of Securities.................................................     6
Description of the Preferred Securities...................................     6
Description of the Subordinated Notes and the Note Guarantees.............    12
Description of the Preferred Securities Guarantees........................    17
Relationship Among the Preferred Securities, the Preferred Securities
  Guarantee,
  the Subordinated Notes and the Note Guarantee Held by Each Trust........    19
Plan of Distribution......................................................    20
Legal Opinions............................................................    21
Experts...................................................................    21

                              -------------------

                           FORWARD-LOOKING STATEMENTS

  Some of the information presented in or incorporated by reference into this prospectus supplement and the accompanying prospectus constitutes
"forward-looking statements." Although MediaOne Group believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, it is possible actual results may differ materially from its expectations. Factors that could cause actual results to differ from expectations include:

  - greater than anticipated competition from entrants into the cable and wireless communications markets;

  - changes in demand for MediaOne Group's products and services;

  - regulatory changes affecting the cable and telecommunications industries;

  - changes in economic conditions in the various markets served by MediaOne Group's operations, including international markets, that could adversely affect the level of demand for cable, wireless or other services offered by MediaOne Group;

  - MediaOne Group lowering prices for its services because of greater than expected competition;

  - higher than anticipated start-up costs associated with business opportunities;

  - higher than anticipated employee levels, capital expenditures and operating expenses (such as costs associated with the year 2000 remediation);

  - consumer acceptance of broadband services, including telephone and data services, and wireless services;

  - increases in fraudulent activity with respect to broadband and wireless services; and

  - delays in the development of anticipated technologies, or the failure of such technologies to perform according to expectations.

                            SUMMARY INFORMATION--Q&A

  The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the preferred securities. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the preferred securities, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the preferred securities. You should pay special attention to the "Risk Factors" section beginning on page S-7 of this prospectus supplement to determine whether an investment in the preferred securities is appropriate for you.

  For your convenience, we make reference to specific page numbers in this prospectus supplement and the accompanying prospectus for more detailed information on some of the terms and concepts used throughout this prospectus supplement.

WHAT ARE THE PREFERRED SECURITIES?

  Each preferred security represents an undivided beneficial interest in the assets of the trust. Each preferred security will entitle the holder to receive quarterly cash distributions as described in this prospectus supplement. The trust is offering 8,000,000 preferred securities at a price of $25 for each preferred security. The underwriters may also purchase up to an additional 1,200,000 preferred securities at the public offering price within 30 days of the date of this prospectus supplement to cover over-allotments, if any. See "Underwriting" on page S-39.

WHO IS THE TRUST?

  MediaOne Finance Trust III (the "trust") is a recently created Delaware business trust.

  The trust will sell its preferred securities to the public and its common securities to MediaOne Group. The trust will use the proceeds from these sales
to buy a series of    % Subordinated Deferrable Interest Notes due 2038 (the
"subordinated notes") from MediaOne Group Funding with the same financial terms as the preferred securities. MediaOne Group will, on a subordinated basis, fully and unconditionally guarantee (the "note guarantee") the subordinated notes.

  There are five trustees of the trust. Three of the trustees are officers of MediaOne Group (the "regular trustees"). The First National Bank of Chicago will act as the property trustee of the trust and one of its affiliates will act as the Delaware trustee.

WHO IS MEDIAONE GROUP?

  MediaOne Group is a diversified global media and broadband communications company. MediaOne Group has operations and investments in two principal areas:
(1) domestic broadband communications and (2) international broadband and wireless communications.

WHO IS MEDIAONE GROUP FUNDING?

  MediaOne Group Funding is a subsidiary of MediaOne Group. It has no independent operations. MediaOne Group Funding's sole purpose is to provide financing to MediaOne Group and its affiliates through the issuance of indebtedness guaranteed by MediaOne Group.

WHEN WILL YOU RECEIVE QUARTERLY DISTRIBUTIONS?

  If you purchase the preferred securities, you are entitled to receive
cumulative cash distributions at an annual rate of    % of the liquidation
amount of $25 per preferred security. Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 1998.

WHEN CAN PAYMENT OF YOUR DISTRIBUTIONS BE DEFERRED?

  MediaOne Group Funding can, on one or more occasions, defer interest payments on the subordinated notes for up to 20 consecutive quarterly periods unless an event of default (see page 13) under the subordinated notes has occurred and is continuing. A deferral of interest payments cannot extend, however, beyond the
maturity date of the subordinated notes (which is      , 2038).

  If MediaOne Group Funding defers interest payments on the subordinated notes, the trust will also defer distributions on the preferred securities. During this deferral period, distributions will continue to accrue on the preferred
securities at an annual rate of    % of the liquidation amount of $25 per
preferred security. Also, the deferred distributions will themselves accrue
interest at an annual rate of    % (to the extent permitted by law). Once
MediaOne Group Funding makes all interest payments on the subordinated notes, with accrued interest, it can again postpone interest payments on the subordinated notes if no event of default under the subordinated notes has occurred and is continuing.

  During any period in which MediaOne Group Funding defers interest payments on the subordinated notes, MediaOne Group and MediaOne Group Funding will not be permitted to (with limited exceptions described on page S-33):

  - pay a dividend or make any other
    payment or distribution on their capital stock;

  - redeem, purchase or make a liquidation payment on any of their capital stock; or

  - make an interest, principal or premium payment, or repurchase or redeem, any of their debt securities that rank equal with or junior to the subordinated notes (in the case of MediaOne Group Funding) or the note guarantee (in the case of MediaOne Group), including any other series of subordinated notes and note guarantees issued by them.

  Because MediaOne Group Funding can defer payments of interest on the subordinated notes, the preferred securities will be treated as being issued with original issue discount for United States federal income tax purposes. This means you will be required to recognize interest income with respect to distributions (even if they are deferred) and include such amounts in your gross income for United States federal income tax purposes before you receive any cash distributions relating to such interest payments. See "United States Tax Consequences" on page S-34.

WHEN CAN THE TRUST REDEEM THE PREFERRED SECURITIES?

  The trust will redeem all of the outstanding preferred securities when the
subordinated notes are paid at maturity on            , 2038. In addition, if
MediaOne Group Funding redeems any subordinated notes before their maturity, the trust will use the cash it receives on the redemption of the subordinated notes to redeem, on a pro rata basis, preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated notes redeemed.

  MediaOne Group Funding can redeem some or all of the subordinated notes before their maturity at 100% of their principal amount:

  - on one or more occasions any time on
    or after              , 2003; and

  - before              , 2003, if certain
    changes in tax or investment company law occur (each of which is a "Special Event" and each of which is more fully described on page S-26), and within 90 days of the occurrence of the Special Event, plus, in either case, accrued interest to the date of redemption.

WHAT IS MEDIAONE GROUP'S GUARANTEE OF THE PREFERRED SECURITIES?

  MediaOne Group will fully and unconditionally guarantee the preferred securities based on:

  - its guarantee of MediaOne Group
    Funding's obligations to make payments on the subordinated notes;

  - its obligations under its guarantee of the preferred securities (the "preferred securities guarantee"); and

  - its obligations under the declaration
    and the indenture (see page 6).

  If MediaOne Group Funding does not make a payment on the subordinated notes and MediaOne Group does not make a payment on the note guarantee, the trust will not have sufficient funds to make payments on the preferred securities. The preferred securities guarantee does not cover payments when the trust does not have sufficient funds to make payments on the preferred securities. MediaOne Group's obligations under the preferred securities guarantee are subordinate to its obligations to make payments on all of its other liabilities (except its obligations under similar guarantees).

WHEN COULD THE SUBORDINATED NOTES AND NOTE GUARANTEE BE DISTRIBUTED TO YOU?

  MediaOne Group has the right to terminate the trust at any time. If MediaOne Group decides to exercise its right to terminate the trust, the trust will redeem the preferred securities by distributing the subordinated notes and the note guarantee to holders of the preferred securities and the common securities on a pro rata basis.

WILL THE PREFERRED SECURITIES BE LISTED ON A STOCK EXCHANGE?

  The trust will apply to have the preferred securities listed on the NYSE under
the symbol "    ." If approved for listing, trading is expected to commence within 30 days after the preferred securities are first issued. You should be aware that the listing of the preferred securities will not necessarily ensure that a liquid trading market will be available for the preferred securities.

WHAT HAPPENS IF THE TRUST IS TERMINATED AND THE SUBORDINATED NOTES AND NOTE GUARANTEE ARE NOT DISTRIBUTED?

  The trust may also terminate in circumstances where the subordinated notes and the note guarantee will not be distributed. In those situations, the trust will pay the liquidation amount of $25 for each preferred security plus unpaid distributions to the date such payment is made. The trust will be able to make this distribution of cash only if the subordinated notes are redeemed by MediaOne Group Funding.

  If the trust distributes the subordinated notes and the note guarantee, MediaOne Group will use its best efforts to list them on the NYSE or any other exchange or other organization on which the preferred securities are then listed.

IN WHAT FORM WILL THE PREFERRED SECURITIES BE ISSUED?

  The preferred securities will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York ("DTC") or its nominee. This means that you will not receive a certificate for your preferred securities. The trust expects that the preferred securities will be ready for delivery through DTC on or about
        , 1998.

                                  RISK FACTORS

  Your investment in the preferred securities will involve certain risks. You should carefully consider the following discussion of risks, and the other information in this prospectus supplement and the accompanying prospectus, before deciding whether an investment in the preferred securities is suitable for you.

RISK FACTORS RELATING
TO MEDIAONE GROUP

OPERATING LOSSES

  For the year ended December 31, 1997, MediaOne Group had, on a pro forma basis, operating losses from continuing operations of approximately $320 million, including non-cash items totaling $1,074 million. Such losses for the six months ended June 30, 1998 were approximately $146 million, including non-cash items totaling $551 million. This information gives effect to the following:

  - the discontinuance of certain businesses following the Separation of Old U S WEST into MediaOne Group and New U S WEST in June 1998 (see page 3); and

  - the April 1998 sale by MediaOne
    Group of its domestic wireless business to AirTouch Communications, Inc. (see page 4).

  MediaOne Group cannot assure you that it will realize positive operating income from continuing operations in the foreseeable future.

IMPACT OF GOVERNMENTAL REGULATION ON MEDIAONE GROUP'S OPERATIONS

  MediaOne Group's businesses are subject to a high degree of federal, state and local governmental regulation. Its overseas operations are also subject to regulation in various foreign countries. These regulations can sometimes impose significant limitations on operations. In addition, these regulations are constantly evolving and may change significantly over time. Future regulatory changes may have a material adverse effect on MediaOne Group. See "Information About MediaOne Group, Inc.--Regulation" on page S-19.

COMPETITION MAY ADVERSELY EFFECT MEDIAONE GROUP'S PERFORMANCE

  MediaOne Group's businesses operate in an increasingly competitive environment. Increasing levels of competition may reduce MediaOne Group's market shares or cause the prices it charges for its services to fall, either of which could adversely affect its performance. Competition in MediaOne Group's markets is based on many factors, including the following:

  -NEW TECHNOLOGY. With each new
    technological advance, consumers are provided with new products from which to choose. For example, MediaOne Group's cable television systems now compete with other providers of video programming, including:

    (1) direct to home satellite systems;

    (2) local multipoint and multipoint multichannel distributions services systems; and

    (3) satellite master antenna television systems.

    The introduction of new technology may result in the entry of additional competitors into MediaOne Group's markets, which could reduce MediaOne Group's market share.

  -ALTERNATIVE MEDIA. MediaOne Group's
    cable television services face competition from other communications and entertainment media, including broadcast television, video tape rentals and live sporting events.

  -REGULATIONS. Recently enacted
   telecommunications law has enabled additional competitors, including local exchange carriers, some of which may have greater financial resources than MediaOne Group, to enter MediaOne Group's markets.

  -EXPANDED SERVICES. MediaOne Group is
    constantly trying to improve and expand its services, including local exchange and data services over its networks. As it does so, it will face additional competition from other providers of such services, including:

    (1) local exchange carriers;

    (2) interexchange carriers; and

    (3) internet service providers.

  -INTERNATIONAL COMPETITION. MediaOne
    Group's international businesses also typically face significant competition in their markets.

RISKS ASSOCIATED WITH INTERNATIONAL INVESTMENT

  MediaOne Group has made and intends to continue to consider making, investments in companies located outside of the United States. Such investments are subject to risks and uncertainties relating to international investments which may include:

  - local economic and financial market
    conditions;

  - political instability;

  - taxation;

  - nationalization;

  - inflation;

  - currency fluctuations;

  - increased regulation and approval
    requirements; and

  - governmental regulation limiting returns to foreign investors.

RISK FACTORS RELATING TO THE PREFERRED SECURITIES

MEDIAONE GROUP'S OBLIGATIONS UNDER THE PREFERRED SECURITIES GUARANTEE AND THE NOTE GUARANTEE AND MEDIAONE GROUP FUNDING'S OBLIGATIONS UNDER THE SUBORDINATED NOTES ARE SUBORDINATED.

  MediaOne Group's obligations under the preferred securities guarantee are unsecured and will rank in priority of payment:

  - junior to all of MediaOne Group's
    other liabilities (including MediaOne Group's obligations under the note guarantee), except those liabilities made equal or junior to the preferred securities guarantee by their terms;

  - equal with all of MediaOne Group's
    senior most preferred and preference stock now or hereafter issued by it, and with any guarantee now or hereafter issued by it in respect of any preferred or preference stock of any of its affiliates (including MediaOne's guarantee of the outstanding preferred securities of MediaOne Financing A, MediaOne Financing B, MediaOne Finance Trust I and MediaOne Finance Trust
    II); and

  - senior to MediaOne Group's common
    stock.

  This means that MediaOne Group cannot make any payments on the preferred securities guarantee if it defaults on a payment of any of its other liabilities, except those liabilities made equal or junior to the preferred securities guarantee by their terms. In addition, in the event of the bankruptcy, liquidation or dissolution of MediaOne Group, its assets would be available to pay obligations under the preferred securities guarantee only after all payments had been made on its other liabilities (except those liabilities made equal or junior to the preferred securities guarantee by their terms).

  MediaOne Group Funding's obligations under the subordinated notes are unsecured and will rank junior in priority of payment to MediaOne Group Funding's Senior Indebtedness (see page S-30). This means that MediaOne Group Funding cannot make any payments of principal (including redemption payments) or interest on the subordinated notes if it defaults on a payment on its Senior Indebtedness. In addition, in the event of the bankruptcy, liquidation or dissolution of MediaOne Group Funding, its assets would be available to pay obligations under the subordinated notes only after all payments had been made on its Senior Indebtedness. All of MediaOne Group Funding's Senior Indebtedness is and will be fully and unconditionally guaranteed by MediaOne Group.

  MediaOne Group's obligations under the note guarantee are unsecured and will rank junior in priority of payment of MediaOne Group's Senior Indebtedness (see page S-30) and are effectively subordinated to all present and future indebtedness of MediaOne Group's subsidiaries. This means that MediaOne Group cannot make any payments on the note guarantee if it defaults on a payment on any of its Senior Indebtedness. In addition, in the event of the bankruptcy, liquidation or dissolution of MediaOne Group, its assets would be available to pay obligations under the note guarantee only after all payments had been made on its Senior Indebtedness. At June 30, 1998, on a pro forma basis, the total amount of Senior Indebtedness of MediaOne Group and the total amount of indebtedness of MediaOne Group's consolidated subsidiaries that would have effectively ranked senior to the note guarantee would have been approximately $5.1 billion. At such date, the total amount of indebtedness of MediaOne Group and its consolidated subsidiaries that would have ranked equal with the note guarantee would have been $561 million.

  The preferred securities, the preferred securities guarantee, the subordinated notes and the note guarantee do not limit the ability of MediaOne Group and its subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the subordinated notes, the note guarantee and the preferred securities guarantee.

  For more information please refer to "Certain Terms of the Subordinated Notes and Note Guarantee--Subordination" on page S-30 and "Description of the Preferred Securities Guarantees--Status of the Preferred Securities Guarantees" on page 18.

PREFERRED SECURITIES GUARANTEE ONLY COVERS PAYMENTS IF THE TRUST HAS CASH AVAILABLE

  The ability of the trust to pay scheduled distributions on the preferred securities, the redemption price of the preferred securities and the liquidation amount of each preferred security is solely dependent upon MediaOne Group Funding making the related payments on the subordinated notes when due, or if MediaOne Group Funding does not make such payments, MediaOne Group making those payments under the note guarantee.

  If MediaOne Group Funding defaults on its obligation to pay principal or interest on the subordinated notes and MediaOne Group defaults in its obligations to make payments under the note guarantee, the trust will not have sufficient funds to pay distributions, the redemption price or the liquidation amount of each preferred security. In those circumstances, you will not be able to rely upon the preferred securities guarantee for payment of these amounts.

Instead, you:

  - may directly sue MediaOne Group
    Funding or MediaOne Group or seek other remedies to collect your pro rata share of payments owed; or

  - rely on the property trustee to enforce the trust's rights under the subordinated notes and the note guarantee.

ABILITY TO DEFER DISTRIBUTIONS HAS TAX CONSEQUENCES FOR YOU AND MAY AFFECT THE TRADING PRICE OF THE PREFERRED SECURITIES

  If no event of default under the subordinated notes has occurred and is continuing, MediaOne Group Funding can, on one or more occasions, defer interest payments on the subordinated notes for up to 20 consecutive quarterly periods. If MediaOne Group Funding defers interest payments on the subordinated notes, the trust will defer distributions on the preferred securities during any deferral period. However, distributions would still accumulate and such deferred
distributions will themselves accrue interest at the annual rate of    % per
annum (to the extent permitted by law).

  Because MediaOne Group Funding can defer payments of interest on the subordinated notes, the preferred securities will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you will be required to recognize interest income for United States federal income tax purposes in respect of your pro rata share of the interest on the subordinated notes held by the trust before you receive any cash distributions relating to such interest payments. In addition, if you sell the preferred securities before the end of any deferral period or before the record date relating to distributions which are paid, you will not receive the cash distributions relating to any accrued and unpaid interest even though you will be required to recognize such interest in income for United States federal income tax purposes.

  MediaOne Group Funding has no current intention of deferring interest payments on the subordinated notes. However, if MediaOne Group Funding exercises its right in the future, the preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated notes. If you sell the preferred securities during an interest deferral period, you may not receive the same return on investment as someone else who continues to hold the preferred securities. In addition, the existence of MediaOne Group Funding's right to defer payments of interest on the subordinated notes may mean that the market price for the preferred securities (which represent an undivided beneficial interest in the subordinated notes) may be more volatile than other securities that do not have these rights.

  See "United States Tax Consequences" on page S-34 for more information regarding the tax consequences of purchasing, holding and selling the preferred securities.

PREFERRED SECURITIES MAY BE REDEEMED BEFORE              , 2003 IF A SPECIAL
EVENT OCCURS

  If a Special Event (see page S-26) occurs and is continuing, MediaOne Group Funding has the right to redeem some or all of the subordinated notes. If such a redemption happens, the trust will use the cash it receives on the redemption of the subordinated notes to redeem an equivalent amount of the preferred and common securities on a pro rata basis within 90 days of the event.

  Please see "Certain Terms of the Preferred Securities--Special Event Redemption" on page S-26 for more information.

DISTRIBUTION OF SUBORDINATED NOTES AND NOTE GUARANTEE MAY HAVE A POSSIBLE ADVERSE EFFECT ON TRADING PRICE

  MediaOne Group has the right to terminate the trust at any time. If MediaOne Group decides to exercise its right to terminate the trust, the trust will redeem the preferred and common securities by distributing the subordinated notes and the note guarantee to holders of the preferred securities and common securities on a pro rata basis.

  Under current United States federal income tax laws, a distribution of subordinated notes and the note guarantee to you on the dissolution of the trust should not be a taxable event to you. However, if the trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of subordinated notes and the note guarantee to you may be a taxable event to you. If there is a change in law, a distribution of subordinated notes and the note guarantee to you on the dissolution of the trust could be a taxable event to you.

  MediaOne Group has no current intention of causing the termination of the trust and the distribution of the subordinated notes and the note guarantee. However, there are no restrictions on its ability to do so at any time. MediaOne Group anticipates that it would consider exercising this right in the event that expenses associated with maintaining the trust were substantially greater than currently expected, such as if a Special Event occurred. MediaOne Group cannot predict the other circumstances under which this right would be exercised.

  Although MediaOne Group will use its best efforts to list the subordinated notes and the note guarantee on the NYSE (or any other exchange or organization on which the preferred securities are then listed) if they are distributed, we cannot assure you that the subordinated notes and the note guarantee will be approved for listing or that a trading market will exist for those securities.

  MediaOne Group cannot predict the market prices for the subordinated notes and the note guarantee that may be distributed. Accordingly, the subordinated notes and the note guarantee that you receive on a distribution, or the preferred securities you hold pending such a distribution, may trade at a discount to the price that you paid to purchase the preferred securities.

  Because you may receive subordinated notes and the note guarantee, you should make an investment decision with regard to the subordinated notes and the note guarantee, in addition to the preferred securities. You should carefully review all the information regarding the subordinated notes and the note guarantee contained in this prospectus supplement and the accompanying prospectus.

LIMITED VOTING RIGHTS

  You will have limited voting rights. In particular, only MediaOne Group can elect or remove any of the trustees.

  See "The Trusts" on page 4 and "Description of the Preferred Securities-- Voting Rights; Amendment of Declarations" on page 10 for more information.

                     INFORMATION ABOUT MEDIAONE GROUP, INC.

GENERAL

  MediaOne Group is a diversified global media and broadband communications company and the third largest cable television system operator in the United States. MediaOne Group has operations and investments in two principal areas:
(1) domestic broadband communications and (2) international broadband and wireless communications. Among its investments, MediaOne Group owns an approximately 25% interest in Time Warner Entertainment Company, L.P. ("TWE"), which provides cable programming, filmed entertainment and broadband communications services and is the second largest cable television system operator in the United States.

STRATEGY

  Cable and broadband services are at the core of MediaOne Group's strategy. While other companies develop software, hardware and global applications for the networked world, MediaOne Group will focus on the supply of easy-to-use local connections to it. It will do so by providing highly clustered customer access to hybrid fiber-coax ("HFC") broadband networks. MediaOne Group believes that this type of access provides the best and most economical platform for delivery of video, data, telephony and other broadband services. Management believes that, relative to other network alternatives, HFC provides a more desirable combination of speed, interactivity, signal quality and integration of services. It is also a better platform for providing a combination of services on a largely variable cost basis. MediaOne Group is currently upgrading its cable systems. This upgrade enhances network quality and reliability and provides capacity for added channels, pay-per-view offerings and targeted advertising. The upgrade also permits the offering of new services to subscribers such as high-speed Internet access, telephone and digital video. These new services could be offered to subscribers on a highly variable cost basis. MediaOne Group expects that it will have more than 90% of its network upgraded to offer multiple two-way services by the year 2002.

BUSINESS

DOMESTIC BROADBAND COMMUNICATIONS

  MEDIAONE GROUP NETWORKS. MediaOne Group is the third-largest cable television system operator in the United States. As of June 30, 1998, MediaOne Group's cable television systems passed approximately 8.4 million homes and provided service to approximately 5.0 million basic cable subscribers. MediaOne Group's systems are organized into six operating regions, including large clusters in Atlanta, Eastern Massachusetts, Southern California, Southern Florida, Detroit and Minneapolis/ St. Paul. As of December 31, 1997, approximately 90% of MediaOne Group's total basic subscribers were located in clusters with a population greater than 100,000 (after giving effect to announced swaps). MediaOne Group believes that its operating scale in key markets generates significant benefits, including operating efficiencies, and enhances its ability to develop and deploy new broadband technologies and services.

  MediaOne Group's cable services are marketed under the "MediaOne" brand. MediaOne Group's cable systems offer customers various levels (or "tiers") of cable programming services consisting of broadcast television signals available off-the-air in any locality, television signals from so-called "super stations" originating in distant cities (such as WGN), various satellite-delivered non-broadcast channels (such as CNN, MTV, USA Network, ESPN, the Discovery Channel and Nickelodeon), displays of information featuring news, weather, stock and financial market reports and programming originated locally by the systems (such as public, governmental and educational access channels). MediaOne Group's systems also provide premium programming services to their customers for an extra monthly charge. These premium programming services include HBO, Cinemax, Showtime, The Movie Channel, Encore and regional sports networks. Customers generally pay initial connection charges and fixed monthly fees for a tier of programming services and additional fixed monthly fees for premium programming services. MediaOne Group also offers pay-per-view programming of movies and special events for an additional per-program charge.

  MediaOne Group's systems have channel capacity and addressability that are among the highest in the cable industry. MediaOne Group's systems are located primarily in suburban communities adjacent to major metropolitan markets and in mid-sized cities that generally are densely populated and geographically diverse. MediaOne Group believes that its technologically advanced broadband networks and the demographic profile of its subscriber base, coupled with its effective marketing, have been essential to its ability to sustain total monthly revenue per cable subscriber. MediaOne Group believes that the geographic diversity of its system clusters reduces its exposure to economic, competitive or regulatory factors in any particular region.

  MediaOne Group is upgrading its cable systems to create broadband HFC networks. These HFC networks will provide increased channel capacity for the delivery of additional cable programming and facilitate the delivery of additional services, such as telephony services, enhanced video services, Internet access services and high-speed data services. MediaOne Group has already begun to offer additional services over its upgraded HFC networks in certain markets. For example, MediaOne Group currently offers MediaOne Express, an Internet access service, over its HFC networks in communities within California, Massachusetts, Michigan, Georgia, Florida, Illinois, Minnesota, New Hampshire and Ohio. In June 1998, MediaOne Group and Time Warner, Inc. ("TWX") merged the operations of MediaOne Express and Road Runner, the Internet access service offered by Time Warner Cable, to create the largest cable-based high-speed Internet access business in the United States (the "HSD Joint Venture"). The Internet access service will be marketed under the "Road Runner" brand name. Ownership of the common equity of the HSD Joint Venture is as follows: approximately 31.4% by MediaOne Group, 10.7% by TWX, 25.0% by TWE and 32.9% by Time Warner Entertainment-Advance Newhouse Partnership ("TWE-AN"). In addition, Microsoft Corporation and Compaq Computer Corporation each own a 10% preferred equity investment in the HSD Joint Venture, which is convertible into a combined 20% common equity interest in the HSD Joint Venture. Assuming the conversion of the preferred shares and taking into account MediaOne Group's ownership in TWE, MediaOne Group would hold a proportionate diluted common equity interest in the HSD Joint Venture of approximately 34.6%. In addition, in 1998 MediaOne Group began offering telephony services over its HFC networks in Atlanta, Georgia, Jacksonville, Florida, Pompano Beach, Florida and Boston, Massachusetts.

  To further enhance the clustering of its cable systems, MediaOne Group entered into a definitive agreement with Tele-Communications, Inc. ("TCI") to exchange

(the "TCI Exchange") certain cable television systems serving approximately 500,000 subscribers in Illinois and Michigan for cable television systems in South Florida and California. Consummation of the TCI Exchange is expected to occur in mid-1999, subject to the receipt of certain franchise approvals. In addition, MediaOne Group has reached a definitive agreement with TWX to acquire TWX's cable systems in the cities of Dearborn and Wayne, Michigan. The systems serve approximately 30,000 subscribers. The transaction is expected to close in late 1998.

  TIME WARNER CABLE. MediaOne Group owns a 25.51% priority capital and residual equity interest in TWE. The remaining interests in TWE are owned by TWX. See "--Time Warner Entertainment" below. TWE, through Time Warner Cable, its cable division, is the second-largest cable television system operator in the United States. Time Warner Cable owns or manages cable systems in 34 states. These systems include 34 clusters of more than 100,000 subscribers, including Time Warner Cable of New York City, the largest cluster in the United States. More than 55% of Time Warner Cable's subscribers are located in Florida, New York, North Carolina, Ohio and Texas. As of June 30, 1998, Time Warner Cable owned cable television systems that passed approximately 15.8 million homes and provided service to approximately 9.9 million basic cable subscribers. Of these systems, systems passing approximately 8.6 million homes and providing service to approximately 5.5 million subscribers are owned by TWE-AN, a partnership in which TWE owns a 65.3% interest, the Advance/ Newhouse Partnership owns a 33.3% interest and TWX owns a 1.4% interest. In addition, Time Warner Cable manages cable television systems owned by TWX which, as of June 30, 1998, passed approximately 3.4 million homes and provided service to approximately 2.0 million cable television subscribers. Time Warner Cable's cable services are marketed under the "Time Warner Cable" brand. Time Warner Cable offers cable programming services over its networks similar to those offered by MediaOne Group. Like MediaOne Group, Time Warner Cable is upgrading its cable systems to provide increased channel capacity and to facilitate the delivery of additional services.

  Through the TWE management committee, MediaOne Group and TWX jointly direct the businesses and affairs of TWE and TWE-AN cable systems, subject in certain cases to regulatory approval. The TWE management committee has full discretion and final authority with respect to the businesses and affairs of such cable systems. The TWE management committee consists of six voting members, of which three members are designated by MediaOne Group and three members are designated by TWX. Each voting member of the TWE management committee has one vote. Any action required or permitted to be taken by the TWE management committee must be approved by a majority of its members. Determinations of the TWE management committee are binding upon TWE and the TWE board of representatives.

  TWE is also a leading provider of filmed entertainment and cable programming. For additional information with respect to MediaOne Group's interest in TWE, see "--CABLE PROGRAMMING" and "--Time Warner Entertainment."

  OTHER BROADBAND INTERESTS. MediaOne Group owns or holds interests in competitive local exchange carriers, which provide business telephony services. Such interests include:

  - An 80% interest in Continental Fiber
    Technologies, Inc., which provides
    business telephony services in Jacksonville, Florida;

  - a 63% interest in Alternet of
    Virginia, Inc., which provides business telephony services in Richmond, Virginia; and

  - a 100% interest in MediaOne Group
    Business Services, Inc., which provides business telephony services in Atlanta, Georgia. MediaOne Group leases fiber to these companies for use in their fiber-optic networks.

  In addition, MediaOne Group holds an 18.85% interest in Time Warner Telecom LLC ("TW Telecom"), a competitive local exchange carrier that provides business telephony services in many of the principal cities where Time Warner Cable's systems are located. TWX and Advance/Newhouse own the remaining interest in TW Telecom.

  MediaOne Group owns an approximate 10% interest in Primestar, Inc., a nationwide provider of direct to home satellite services. TWE also holds an approximate 24% interest in PrimeStar.

INTERNATIONAL BROADBAND AND WIRELESS COMMUNICATIONS

  BROADBAND COMMUNICATIONS. MediaOne Group owns interests in various providers of broadband communications services in international markets in continental Europe, the United Kingdom ("UK") and Asia. As of June 30, 1998, these providers passed 5.8 million homes and provided service to approximately 1.8 million subscribers, of which MediaOne Group's interests represented approximately 2.2 million proportionate homes passed and 900,000 proportionate subscribers.

  Among its international broadband interests, MediaOne Group holds a 21.6% interest in Telewest. Telewest delivers a comprehensive range of television, telecommunications and Internet services to business and residential customers. With its September 1998 acquisition of General Cable PLC, Telewest now serves the largest number of residential cable customers in the UK and has access to a total of 5.8 million homes, approximately one third of the homes under cable franchise in the UK. In addition it provides 1,108,000 business telephony lines to customers throughout the UK.

  On September 10, 1998, a wholly-owned subsidiary of MediaOne Group agreed to purchase up to an additional 180 million Telewest shares from Southwestern Bell International Holdings (UK-1) Corporation at a price of $2.25 per share, or $405 million. Upon consummation of the sale, which is subject to a right of first refusal in favor of an affiliate of TCI, MediaOne Group's ownership interest in Telewest could increase to approximately 29.9%.

  MediaOne Group holds interests in other providers of cable and broadband communications services in international markets, including:

  - 94% interest in Cable Plus, a provider of cable and telephony services in the Czech Republic;

  - 50% interest in A2000, a provider of
    cable television services in the Netherlands;

  - 25% interest in Telenet Flanders, a
    provider of cable and telephony services over an HFC network in portions of Belgium;

  - 35% interest in Aria WEST, a provider
    of telecommunications services in portions of Indonesia;

  - 25% interest in Singapore Cablevision
    Pte Ltd, a joint venture that is constructing a broadband network in Singapore; and

  - 25% interest in Titus Communications
    Corp. ("Titus") and a 19% interest in Chofu Cable Television ("Chofu"), each of which is constructing cable television systems in Japan. TWX also holds a 25% interest in Titus and a 19% interest in Chofu.

  WIRELESS COMMUNICATIONS. MediaOne Group owns interests in various providers of wireless communications services in international markets in continental Europe, the UK and Asia. As of June 30, 1998, these interests represented 72.8 million proportionate POPs and approximately 1,268,000 proportionate subscribers.

  Among its international wireless interests, MediaOne Group owns a 50% interest in Mercury Personal Communications ("One 2 One"), which provides personal communications services ("PCS") in the UK under the brand "One 2 One." The remaining 50% of One 2 One is owned by Cable & Wireless plc. One 2 One, in 1993, was the first PCS service in the world. As of June 30, 1998, One 2 One's networks served approximately 1,358,000 subscribers and provided coverage to approximately 95% of Great Britain's population. MediaOne Group holds interests in various other providers of wireless communications services in international markets, including:

  - 49% interest in Westel 900 and a 49%
    interest in Westel Radiotelefon, providers of cellular services in Hungary;

  - 24.5% interests in Eurotel Praha and
    Eurotel Bratislava, providers of wireless services in portions of the Czech and Slovak Republics;

  - 22.5% interest in Polska Telefonia
    Cyfrowa, a provider of Global Systems for Mobile Communications ("GSM") cellular services in Poland;

  - 49% interest in MediaOne BPL
    Cellular Telecommunications, a provider of GSM cellular services in certain regions of India;

  - 12.6% interest in Binariang, a provider of wireless, wireline, satellite and international gateway services in Malaysia; and

  - 66.5% interest in the Russian
    Telecommunications Development Corp., a provider of cellular services in certain cities in Russia.

CABLE PROGRAMMING

  MediaOne Group has made investments in cable programming networks to generate additional interest among cable television consumers. MediaOne Group's investments in cable programming providers include:

  - 10.4% interest in E! Entertainment
    Television, Inc.;

  - 50% interest in New England Cable
    News;

  - 10.0% interest in PPVN Holding Co.,
    which operates under the brand name "Viewer's Choice;"

  - 7.5% interest in the Sunshine Network, a provider of sports programming in Florida;

  - 9.0% interest in Music Choice, a
    distributor of audio programming over cable networks;

  - 24.1% interest in the Outdoor Life
    Network; and

  - 20.7% interest in Speedvision and a
    50% interest in Sports Channel of New England.

  Internationally, MediaOne Group holds a 6.7% interest in Flextech plc, a provider of cable programming in the UK.

  MediaOne Group, through its interest in TWE, holds extensive interests in additional cable programming networks. See "--Time Warner Entertainment" below.

TIME WARNER ENTERTAINMENT

  MediaOne Group owns a 25.51% pro rata priority capital and residual equity interest in TWE. Subsidiaries of TWX own the remaining 74.49% pro rata priority capital and residual equity interest in TWE as well as certain senior capital interests in TWE. TWE is in the cable programming, filmed entertainment and broadband communications businesses. The businesses and affairs of TWE are primarily controlled by TWX. For a description of the broadband communications and cable programming operations of TWE, see "--BUSINESS--DOMESTIC BROADBAND COMMUNICATIONS--TIME WARNER CABLE" and "--CABLE PROGRAMMING."

  TWE's filmed entertainment business consists of the production, financing and distribution of feature motion pictures (including through Warner Bros.), television series, made-for-television movies, miniseries for television, first-run syndication programming and animated programming for theatrical and television exhibition, and the distribution of prerecorded videocassettes and videodiscs. TWE owns and operates The WB, a national broadcast television network launched in 1995. TWE's filmed entertainment business also licenses products and owns and operates retail stores, movie theaters and theme parks, including Warner Bros. Studio Stores. On April 1, 1998, TWE sold its 49% ownership interest in Six Flags theme parks to Premier Parks Inc.

  TWE holds extensive interests in cable programming networks, including, through its Home Box Office division, HBO and Cinemax. HBO's programming includes commercial-free, uncut feature motion pictures, sporting events, special entertainment events and motion pictures produced by or for HBO. Cinemax offers a broad range of motion pictures, including classic, family, action-adventure, foreign and recently-released films. Home Box Office has also entered into a number of international joint ventures, including HBO Ole in Latin America and a movie-based HBO service in Asia. Home Box Office also produces television programming and operates TVKO, which produces boxing matches and other pay-per-view programming. TWE also holds interests in various other cable programming networks, including a 50% interest in Comedy Central and a 33.33% interest in Court TV. MediaOne Group does not have any rights with respect to the management and operation of TWE's cable programming businesses.

  MediaOne Group has an option to increase its equity interest in TWE from 25.51% to 31.84% depending upon cable operating performance. The option is exercisable, in whole or in part, between January 1, 1999 and May 31, 2005 for an aggregate cash exercise price ranging from $1.25 billion to $1.8 billion, depending upon the year of exercise. Either MediaOne Group or TWE may elect that the exercise price for the option be paid with partnership interests rather than cash.

  TWE's limited partnership agreement contains certain non-competition restrictions, which prohibit each of the TWE partners, including MediaOne Group, from competing with TWE in its three principal lines of business-cable, filmed entertainment and programming. These non-competition restrictions do not prohibit MediaOne Group from engaging in the cable business in an area where TWE is not then engaged in the cable business, subject to TWE's right of first refusal with respect to such cable business, or from engaging in the cable business outside of the United States. In addition, the non-competition restrictions do not prevent MediaOne Group from acquiring a foreign cable business that is also engaged in a programming business if such programming business does not account for more than 20% of such foreign cable business' revenues. Because of the non-competition restrictions, Old U S WEST's acquisition of Continental and its cable systems in the Atlanta, Georgia metropolitan area required the consent of TWX. The ability of MediaOne Group to make acquisitions of additional cable systems may be limited by these non-competition restrictions.

  MediaOne Group also owns a 12.75% interest in Time Warner Entertainment Japan Inc. ("TWE Japan"). The remaining interests in TWE Japan are owned by TWX, Itochu Corporation and Toshiba Corporation. TWE Japan was organized to conduct TWE's businesses in Japan, including video distribution, theatrical film and television distribution and merchandising businesses, and to expand and develop new business opportunities.

COMPETITION

  MediaOne Group's cable television systems generally compete for viewer attention with other providers of video programming, including:

  - direct to home satellite systems;

  - local multipoint and multipoint
    multichannel distribution service systems;

  - satellite master antenna television
    systems; and

  - other cable companies providing
    services in areas where MediaOne Group operates.

  In addition, certain local exchange carriers, including regional Bell operating companies, are beginning to offer video programming which competes with MediaOne Group's cable services, since federal cross-ownership restrictions no longer limit local exchange carriers' entry into the cable television business. The extent of such competition in any franchise area is dependent, in part, upon the quality, variety and price of the programming provided by these services. Many of these competitive services are also generally not subject to the same local government regulation that affects cable television.

  The cable television services offered by MediaOne Group also face competition for viewers and advertising from other communications and entertainment media, including:

  - off-air television broadcasting services;

  - movie theaters;

  - video tape rentals; and

  - live sporting events.

  The competition faced by MediaOne Group's cable systems may increase in the future with the development and growth of new technologies.

  As MediaOne Group offers additional services over its HFC networks, it will face additional competition. MediaOne Group's telephony services will face competition from other providers of local exchange services, including regional Bell operating companies, local exchange carriers, interexchange carriers and other providers of local exchange services. The degree of competition will be dependent upon the state and federal regulations concerning entry, interconnection requirements and degree of unbundling of the local exchange carriers' networks. Competition will be based upon price, service quality and breadth of services offered. The Internet access and high-speed data services offered by MediaOne Group compete with other providers of such services, including local exchange carriers, interexchange carriers, internet service providers and other on-line service providers.

  MediaOne Group's international broadband and wireless communications businesses also face competition in their respective markets. Telewest's cable television services compete with broadcast television stations, direct to home satellite services, satellite master antenna television systems and certain narrowband operators in the UK. Telewest's telecommunications services compete with domestic telephone companies in the United Kingdom, such as British Telecommunications plc. One 2 One competes with two cellular operators and one PCS operator in the UK. Competition is based upon price, geographic coverage and the quality of the services offered.

REGULATION

  The products and services of MediaOne Group are subject to varying degrees of regulation. Under the Telecommunications Act, the regulation of all but basic tier cable rates will be discontinued effective March 31, 1999, or earlier if competition exists. The Telecommunications Act also (i) eliminates certain cross-ownership restrictions among cable operations, broadcasters and multipoint multichannel distribution service operations, (ii) removes barriers to competition with local exchange carriers and (iii) eliminates restrictions that previously applied to MediaOne Group relating to long-distance services.

  The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") authorizes the Federal Communications Commission (the "FCC") to set standards for governmental authorities to regulate the rates for certain cable television services and equipment. Services offered on a per-channel or per-program basis are not subject to these regulations. Although the FCC has adopted rate regulations, it will also consider "social contracts" as an alternative form of rate regulation for cable operations. Continental's social contract with the FCC, adopted in 1995, is a six-year agreement covering most of Continental's franchises, and also settled Continental's cost of service rate cases and benchmark cable programming service tier rate cases. However, Continental's benchmark basic service tier rate cases are still subject to review by local franchise authorities. As part of the social contract, Continental agreed to, among other things, invest at least $1.7 billion in domestic system rebuilds and upgrades through the year 2000 to expand channel capacity and improve system reliability and picture quality. The investment commitment has already been substantially met. Under the social contract, Continental also reduced its basic service tier rates for most of the subscribers covered by the social contract. These reductions were offset by a revenue neutral increase in cable programming service tier rates. The social contract allows for the funding of system rebuilds and upgrades by increasing cable programming service tier rates annually by one dollar per subscriber from 1997 and 1999 in most franchises, and from 1996 through 1999 for the systems incorporated under a 1996 amendment to the social contract. Rate adjustments are also allowed for inflation and external costs such as programming. The social contract also provides that, if the laws and regulations applicable to services offered in any Continental franchise change in a manner that would have a material favorable financial impact on Continental, MediaOne Group may petition the FCC to terminate the social contract.

  Cable television systems are also subject to local regulation, typically imposed through the franchising process. Local officials may be involved in the initial franchise selection, system design and construction, safety, rate regulation, customer service standards, billing practices, community-related programming and services, franchise renewal and imposition of franchise fees.

  In June, 1998, the FCC issued formal rules providing for the retail sale of set-top television boxes designed to integrate digital programming. On January 1, 2005, cable companies will no longer be permitted to sell or lease new integrated boxes to their subscribers. In addition, cable companies must provide subscribers with related security modules that plug into set-top boxes that are purchased from consumer electronics retailers by July 1, 2000.

  MediaOne Group is also subject to various regulations in the foreign countries in which it has operations. In the UK, the licensing, construction, operation, sale and acquisition of cable and wireline and wireless communications systems are regulated by various government entities, including the Department of Trade and Industry and the Department of National Heritage.

EMPLOYEES

  At June 30, 1998, the businesses of MediaOne Group had approximately 13,065 employees, none of whom were represented by unions. MediaOne Group believes that its relations with its employees are good.

REAL PROPERTY

  The properties of MediaOne Group do not lend themselves to description by character and location of principal units. At June 30, 1998, the majority of MediaOne Group's property was utilized in providing cable television services.

LEGAL PROCEEDINGS

  MediaOne Group is currently subject to claims and proceedings that have arisen in the ordinary course of business. While complete assurance cannot be given as to the outcome of any contingent liabilities, in the opinion of MediaOne Group, any financial impact to which MediaOne Group will be subject is not expected to be material in amount to its financial position or results of operations. In addition, the businesses in which MediaOne Group holds an investment, including TWE, are also subject to claims and proceedings that may be material to such businesses.

                                USE OF PROCEEDS

  All of the proceeds of the sale of the preferred securities together with the proceeds of the sale of the common securities to MediaOne Group will be invested by the trust in subordinated notes of MediaOne Group Funding. MediaOne Group Funding will loan the net proceeds from the issuance of the subordinated notes to MediaOne Group and its affiliates to be used for general corporate purposes, including working capital, acquisitions, the refinancing of short-term and long-term borrowings and other business opportunities.

                                 CAPITALIZATION

  The following table sets forth, at June 30, 1998:

        (1) the unaudited consolidated historical capitalization of MediaOne Group;

        (2) the unaudited pro forma capitalization of MediaOne Group, after giving effect to (a) the sale of the $1,686 million of exchangeable notes discussed on page 4 of the accompanying prospectus and the application of the net proceeds from such sale to reduce short-term debt and (b) the repurchase of 3,568,600 shares of MediaOne Group common stock during the third quarter of 1998 and the issuance of $155 million short-term debt to fund such repurchasing; and

        (3) the unaudited pro forma capitalization of MediaOne Group, as adjusted to reflect the sale of the preferred securities offered by this prospectus supplement and the application of the net proceeds thereof as described under "Use of Proceeds."

  The information in the following table assumes the underwriters do not exercise their option to purchase additional preferred securities.

  The unaudited pro forma capitalization is presented for informational purposes only and is not necessarily indicative of the future capitalization of MediaOne Group. The table should be read in conjunction with MediaOne Group's historical financial statements and the notes thereto included in the documents incorporated by reference to this prospectus, including MediaOne Group's Current Report on Form 8-K dated June 18, 1998. See "Where You can Find More Information" on page 2.

                                                                    AT JUNE 30, 1998
                                                                      (UNAUDITED)
                                                        ----------------------------------------
                                                                                    PRO FORMA
                                                        HISTORICAL    PRO FORMA   AS ADJUSTED(3)
                                                        -----------  -----------  --------------
                                                                 (DOLLARS IN MILLIONS)
Short-term debt (1)...................................   $   2,075    $     590     $      390

Long-term debt
  Notes, debentures and other.........................       3,040        3,040          3,040
  Exchangeable notes (1)..............................      --            1,686          1,686
                                                        -----------  -----------       -------
    Total long-term debt..............................       3,040        4,726          4,726
                                                        -----------  -----------       -------
Mandatorily redeemable preferred securities...........         100          100            100
Company obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely
  Company-guaranteed debentures.......................         561          561            761

Total equity (2)......................................      13,004       12,849         12,849
                                                        -----------  -----------       -------
Total capitalization..................................   $  18,780    $  18,826     $   18,826
                                                        -----------  -----------       -------
                                                        -----------  -----------       -------

------------------------

(1) Pro forma reflects the August 1998 sale of exchangeable notes and the application of the net proceeds thereof to reduce short-term debt outstanding.

(2) Pro forma reflects the repurchase of 3,568,600 shares of MediaOne Group common stock during the third quarter of 1998 and the issuance of $155 million short-term debt to fund such repurchase.

(3) Pro forma as adjusted reflects (a) the August 1998 sale of exchangeable notes and the application of the net proceeds thereof, (b) the repurchase of 3,568,600 shares of MediaOne Group common stock during the third quarter of 1998 and the issuance of $155 million short-term debt to fund such repurchase and (c) the sale of the preferred securities offered by this prospectus supplement and the application of the net proceeds thereof.

                        SUMMARY FINANCIAL AND OTHER DATA

  The summary historical financial information of MediaOne Group set forth below should be read together with the restated consolidated financial statements of MediaOne Group included in MediaOne Group's Current Report on Form 8-K dated June 18, 1998. See "Where You Can Find More Information" on page 2. The summary historical financial information is taken from the MediaOne Group's audited restated consolidated financial statements. These statements were audited by either Arthur Andersen LLP (for 1996 and 1997) or by PricewaterhouseCoopers LLP (for all other years). The summary historical financial information of MediaOne Group for the six months ended June 30, 1997 and 1998 contain all adjustments required for a fair presentation of the financial position and results of operations for these periods. The summary pro forma financial information of MediaOne Group set forth below at and for the year ended December 31, 1997 and the six months ended June 30, 1998 gives effect to the discontinuance of the businesses of New U S WEST, the distribution of New U S WEST to Old U S WEST's shareholders pursuant to the Separation, the refinancing by New U S WEST of $3.9 billion of indebtedness of Old U S WEST, transfers of certain assets and liabilities to New U S WEST and allocations of certain costs and expenses in connection with the Separation and the AirTouch Transaction (see pages 3 and 4), as if such transactions had been consummated at the beginning of each of such periods. The summary pro forma financial information should be read together with MediaOne Group's pro forma financial statements included in MediaOne Group's Form 10-Q for the fiscal quarter ended June 30, 1998, in Old U S WEST's Current Report on Form 8-K dated May 15, 1998 and in Old U S WEST's Proxy Statement on Schedule 14A filed with the Commission on April 20, 1998. See "Where You Can Find More Information" on page 2.

                                                                                                                PRO FORMA (1)
                                                                                                                -------------
                                     SIX MONTHS ENDED                                                            YEAR ENDED
                                         JUNE 30,                                                               DECEMBER 31,
                                   --------------------                                                         -------------
                                       (UNAUDITED)                      YEAR ENDED DECEMBER 31,                  (UNAUDITED)
                                   --------------------  -----------------------------------------------------  -------------
                                     1997       1998       1993      1994(2)     1995       1996       1997         1997
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                                   (DOLLARS IN MILLIONS, EXCEPT SUBSCRIBER AND RELATED DATA)
FINANCIAL DATA
Sales and other revenues (3).....  $   1,901  $   1,613  $     612  $     925  $   1,330  $   1,837  $   3,847    $   2,419
Income (loss) from continuing
  operations (4).................      (371)      1,952      (139)         23      (102)      (357)      (827)        (630)
Income from discontinued
  operations (5).................        836     25,208    (2,667)      1,403      1,423      1,535      1,524           --
Net income (loss) (6)............        468     26,827    (2,806)      1,426      1,317      1,178        697        (630)

BALANCE SHEET DATA
Total assets.....................  $  27,647  $  25,389  $   7,923  $  10,331  $  11,847  $  27,727  $  26,783    $  24,314
Total debt (7)...................      9,742      5,115      1,471      1,791      2,073      8,806      8,963        4,039
Mandatorily redeemable preferred
  stock and preferred securities
  (8)............................      1,180        661         --         51        651      1,131      1,180        1,180
Shareowners' equity..............     11,567     13,004      5,861      7,382      7,948     11,549     11,324       12,770

OTHER DATA
EBITDA (9).......................  $     680  $     553  $      62  $     115  $     294  $     430  $   1,287    $     754
Capital expenditures (7).........        665        725        185        308        370        643      1,502        1,247
Homes passed (000's) (10)........      8,395      8,430         --        814      8,281      8,294      8,373        8,373
Basic subscribers (000's) (10)...      4,937      4,933         --        494      4,807      4,866      4,910        4,910
Total monthly revenue/avg. cable
  subscriber (10)(11)............  $   39.38  $   41.58        n/a        n/a  $   36.15  $   37.45  $   39.97    $   39.97
Percentage of debt to total
  capital (7)....................       43.3%      27.2%      20.1%      19.4%      19.4%      41.0%      41.8%        22.5%


                                   SIX MONTHS
                                   ENDED JUNE
                                       30,
                                   -----------

                                      1998
                                   -----------

FINANCIAL DATA
Sales and other revenues (3).....   $   1,254
Income (loss) from continuing
  operations (4).................       (213)
Income from discontinued
  operations (5).................          --
Net income (loss) (6)............       (213)
BALANCE SHEET DATA
Total assets.....................   $  25,389
Total debt (7)...................       5,115
Mandatorily redeemable preferred
  stock and preferred securities
  (8)............................         661
Shareowners' equity..............      13,004
OTHER DATA
EBITDA (9).......................   $     405
Capital expenditures (7).........         657
Homes passed (000's) (10)........       8,430
Basic subscribers (000's) (10)...       4,933
Total monthly revenue/avg. cable
  subscriber (10)(11)............   $   41.58
Percentage of debt to total
  capital (7)....................        27.2%

                                                    (SEE FOOTNOTES ON NEXT PAGE)

(1) MediaOne Group has accounted for the Separation as a discontinuance of the businesses comprising New U S WEST. See "MediaOne Group--The Separation" on page 3 of the accompanying prospectus. The unaudited pro forma financial information gives effect to the Separation and the AirTouch Transaction as if the transactions occurred as of January 1, 1997 and 1998, respectively, for the summary statement of operations information and as of December 31, 1997 for the summary balance sheet information.

(2) The Atlanta, Georgia cable system was acquired on December 6, 1994.

(3) 1996 and 1997 sales and other revenues include other revenue of $252 million and $2,070 million, respectively, related to the acquisition by MediaOne Group of Continental on November 15, 1996 (the "Continental Acquisition").

(4) 1993 income from continuing operations was reduced by a restructuring charge of $45 million. 1994 income from continuing operations includes a gain of $105 million on the partial sale of MediaOne Group's joint venture interest in Telewest, and a gain of $41 million on the sale of MediaOne Group's paging operations. 1995 income from continuing operations includes a gain of $95 million from the merger of Telewest with SBC CableComms (UK), and costs of $9 million associated with Old U S WEST's implementation of a targeted stock capital structure. 1996 income from continuing operations includes net losses of $71 million related to the Continental Acquisition and a charge of $19 million related to the sale of MediaOne Group's cable television interests in Norway, Sweden and Hungary. 1997 income from continuing operations includes net gains of $249 million on the sales of domestic and international investments, and net losses of $356 million related to the Continental Acquisition. Income from continuing operations for the six month period ended June 30, 1997 includes net gains of $56 million on the sale of MediaOne Group's interest in a wireless venture in France and shares of TWX acquired in the Continental Acquisition. Income from continuing operations for the six month period ended June 30, 1998 includes a net gain of $2,257 million on the sale of MediaOne Group's domestic wireless businesses sold in conjunction with the AirTouch Transaction, and net gains of $24 million on the sale of various domestic investments.

(5) Income from discontinued operations for the six month period ended June 30, 1998, includes a gain of $24,461 million on the Separation.

(6) 1993 net income includes a charge of $120 million for MediaOne Group's decision to discontinue the operations of its capital assets segment. Discontinued operations of the capital assets segment also provided net income of $38 million during 1993. 1995 net income was reduced by an extraordinary item of $4 million for the early extinguishment of debt. Net income for the six month period ended June 30, 1997 includes income of $3 million for the early extinguishment of debt. Net income for the six month period ended June 30, 1998, was reduced by an extraordinary item of $333 million for the early extinguishment of debt related to the refinancing by New U S WEST of $3,900 million of indebtedness of Old U S WEST.

(7) Debt at December 31, 1996 and 1997, and June 30, 1998, includes debt related to the Continental Acquisition. Capital expenditures, debt and the percentage of debt to total capital excludes the capital assets segment, which has been discontinued and is held for sale, and the discontinued operations of New U S WEST, which have been discontinued effective June 12, 1998. Percentage of debt to total capital includes the mandatorily redeemable preferred stock and preferred securities as a component of total capital.

(8) Includes preferred securities of $600 million at December 31, 1995; $1,080 million at December 31, 1996 and 1997 and June 30, 1997; and $561 million at June 30, 1998. Also includes preferred stock subject to mandatory redemption of $51 million at December 31, 1994, 1995 and 1996 and $100 million at December 31, 1997 and June 30, 1997 and 1998.

(9) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). MediaOne Group considers EBITDA an important indicator of the operational strength and performance of its businesses. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of the performance of MediaOne Group's businesses, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. Other companies may calculate EBITDA in a different manner to the MediaOne Group.

(10) The Continental cable system was acquired on November 15, 1996. The information presented for 1995 and 1996 is pro forma as if the Continental Acquisition had occurred on January 1, 1995, and as if Continental's acquisition of the Meredith/New Heritage and Colony cable systems had also occurred on January 1, 1995.

(11) The calculation of total monthly revenue per average cable subscriber includes total cable revenue and new products revenue divided by average basic cable subscribers for the respective period.

                              ACCOUNTING TREATMENT

  The financial statements of the trust will be consolidated with MediaOne Group's financial statements, with the preferred securities shown as a separate line item in MediaOne Group's balance sheet as company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely company-guaranteed notes and disclosures concerning the preferred securities, the preferred securities guarantee, the subordinated notes and the note guarantee will be included in the notes to MediaOne's Group's financial statements.

                           DESCRIPTION OF SECURITIES

  This prospectus supplement discloses the specific terms and provisions of the preferred securities, the subordinated notes and the note guarantee and supplements the general description of the terms and provisions of these securities in the accompanying prospectus. These summaries are not meant to be a complete description of each security. However, this prospectus supplement and the accompanying prospectus contain the material terms and conditions for each security. For more information, please refer to the declaration, the indenture, the supplemental indenture and the preferred securities guarantee. Forms of these documents are filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. All terms used in this prospectus supplement and not defined in this prospectus supplement have the meanings given to them in these documents.

                   CERTAIN TERMS OF THE PREFERRED SECURITIES

DISTRIBUTIONS

  The preferred securities represent undivided beneficial interests in the assets of the trust. The only assets of the trust will be the subordinated notes and the note guarantee. Distributions on the preferred securities are cumulative and will accumulate from the date they are first issued at the annual rate of
    % of the $25 liquidation amount of each preferred security. Distributions will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 1998. Distributions not paid when due will themselves accumulate additional distributions, at the annual rate
of     % on the amount of unpaid distributions (to the extent permitted by law).
When we refer to any payment of distributions, distributions include any such additional distributions. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

  If distributions are payable on a date that is not a business day (as defined at the end of this paragraph), payment will be made on the next business day (and without any interest or other payment in respect of such delay). However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. A "business day" means each day except Saturday, Sunday and any day on which banking institutions in The City of New York are authorized or required by law to close.

DEFERRAL OF DISTRIBUTIONS

  If no event of default has occurred and is continuing under the subordinated notes, MediaOne Group Funding can, on one or more occasions, defer interest payments on the subordinated notes for up to 20 consecutive quarterly periods. A deferral of interest payments cannot extend, however, beyond the maturity date of the subordinated notes. If MediaOne Group Funding defers interest payments on the subordinated notes, the trust will also defer quarterly distributions on the preferred securities. During a deferral period, the amount of distributions due to you would continue to accumulate and such deferred distributions will themselves accrue interest at the rate stated above (to the extent permitted by law).

  Once MediaOne Group Funding makes all deferred interest payments on the subordinated notes, with accrued interest, it can again defer interest payments on the subordinated notes if no event of default under the subordinated notes has occurred and is continuing.

  MediaOne Group Funding has no current intention of deferring interest payments on the subordinated notes. If MediaOne Group Funding defers interest payments on the subordinated notes, MediaOne Group and MediaOne Group Funding would be subject to certain restrictions relating to the payment of dividends on or purchases of their capital stock and payments on their debt securities that rank equal with or junior to the subordinated notes or the note guarantee, as the case may be. See "Certain Terms of the Subordinated Notes and Note Guarantee--Option to Extend Interest Payment Period" on page S-32.

  Because MediaOne Group Funding can defer payments of interest on the subordinated notes, the preferred securities will be treated as being issued with original issue discount for United States federal income tax purposes. This means you will be required to recognize and include interest income with respect to the distributions (even if they are deferred) for United States federal income tax purposes before you receive cash distributions relating to such interest payments. This treatment will apply as long as you own preferred securities. See "United States Tax Consequences" on page S-34.

PAYMENT OF DISTRIBUTIONS

  Distributions on the preferred securities will be payable to holders named on the securities register of the trust on the relevant record date. Payments on the preferred securities represented by a global security will be made in immediately available funds to DTC, the depositary for the preferred securities.

  As long as the preferred securities are in book-entry only form, the record date for the payment of distributions will be one business day before the distribution date. If the preferred securities are ever issued in certificated form, the record date for the payment of distributions will be the 15th day of the last month of each quarterly distribution period, even if that day is not a business day.

REDEMPTION

  MediaOne Group Funding can redeem some or all of the subordinated notes before their maturity:

  - on one or more occasions any time on
    or after              , 2003; and

  - before              , 2003, if certain
    changes in tax or investment company law occur (each of which is a "Special Event" and is described more fully on the next page).

  When MediaOne Group Funding pays off the subordinated notes, either at
maturity on              , 2038 or upon early redemption (as we discussed
above), the trust will use the cash it receives upon the redemption of the subordinated notes to redeem a like amount of the preferred and common securities. The preferred and (unless there is a default under the subordinated notes) common securities will be redeemed at a price equal to the redemption price for each $25 principal amount of the subordinated notes redeemed. The redemption price for the subordinated notes is 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Certain Terms of the Subordinated Notes and Note Guarantee--Redemption" on page S-32.

  If less than all the preferred and common securities are redeemed, then the aggregate liquidation amount of preferred and common securities to be redeemed will be allocated 3% to the common securities holders, subject to the exceptions described under "--Subordination of Common Securities" on the next page, and 97% to the preferred securities holders. The preferred securities to be redeemed will be selected by DTC in accordance with its usual procedures if they are in book-entry-only form.

SPECIAL EVENT REDEMPTION

  If a Tax Event or an Investment Company Event, as we define them below (each a "Special Event") has occurred and is continuing, MediaOne Group may redeem some or all of the subordinated notes, within 90 days following the occurrence of the Special Event.

  "Tax Event" means that the Regular Trustees will have received an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of any:

  - amendment to, or change (including
    any announced future change) in, the laws or regulations of the United States or any political subdivision or taxing authority affecting taxation; or

  - amendment to, or change in, an
    interpretation or application of such laws or regulations;

where such change or amendment becomes effective on or after the date of this prospectus supplement, there is a substantial risk that:

  - the trust would be subject to United
    States federal income tax with respect to interest accrued or received on the subordinated notes;

  - interest payable to the trust on the
    subordinated notes when paid would not be deductible by MediaOne Group Funding for United States federal income tax purposes; or

  - the trust would be subject to more than a minimal amount of other taxes, duties, assessments or other governmental charges.

  It has been reported that the IRS recently challenged another company's deduction for interest paid on a debt instrument similar in some respects to the subordinated notes and issued to an entity similar to the trust. Based on available information, MediaOne Group, MediaOne Group Funding and the trust do not believe that this challenge will affect MediaOne Group Funding's ability to deduct interest payments on the subordinated notes. However, you should be aware that further developments favoring the IRS's challenge, or other unrelated developments, could cause a Tax Event. See "United States Tax Consequences" starting on page S-34. Laws and regulations have also been proposed in the past which, if adopted retroactively, could also cause a Tax Event.

  "Investment Company Event" means the regular trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the trust is or will be considered an "investment company" under the Investment Company Act of 1940 that is required to be registered under this law, which change becomes effective on or after the date of this prospectus supplement.

REDEMPTION PROCEDURES

  The trust will give you at least 30 days, but not more than 60 days, notice before any redemption of preferred securities. To the extent funds are available for payment, the trust will irrevocably deposit with the depositary sufficient funds to pay the redemption amount for the preferred securities being redeemed. The trust will also give the depositary irrevocable instructions and authority to pay the redemption amount to the preferred securities holders. Distributions to be paid on or before the redemption date for any preferred securities called for redemption will be payable to the holders on the record dates for the related dates of distribution.

  Once notice of redemption is given and funds are irrevocably deposited, distributions on the preferred securities will cease to accrue and all rights of the holders of the preferred securities called for redemption will cease, except for the right of holders to receive the redemption amount (but without interest on such redemption amount).

  If any redemption date is not a business day, then the redemption amount will be payable on the next business day (and without any interest or other payment in respect of any such delay). However, if the next business day is in the next calendar year, the redemption amount will be payable on the preceding business day.

  If payment of the redemption amount for any preferred securities called for redemption is improperly withheld or refused and not paid either by the trust or by MediaOne Group pursuant to the preferred securities guarantee, distributions on the preferred securities will continue to accumulate at the applicable rate from the original redemption date scheduled to the actual date of payment. In this case, the actual payment date will be the redemption date for purposes of calculating the redemption amount.

  In compliance with applicable law (including the United States federal securities laws), MediaOne Group or its affiliates may, at any time, purchase outstanding preferred securities by tender, in the open market, or by private agreement.

SUBORDINATION OF COMMON SECURITIES

  Payment of distributions on, and the redemption amount of, the preferred and common securities will be made pro rata based on the aggregate liquidation amounts of the preferred and common securities. However, if an event of default has occurred and is continuing with respect to the subordinated notes, no payments may be made on the common securities unless all unpaid amounts on the preferred securities have been provided for or paid in full.

  If an event of default has occurred and is continuing with respect to the subordinated notes, the common securities holder will be deemed to have waived any right to take any action with respect to the event of default (or any related Declaration Event of Default) until the event of default has been cured, waived or eliminated. Until any event of default has been cured, waived or eliminated, the property trustee will act solely on your behalf and only you, as the holder of preferred securities, will have the right to direct the property trustee to act on your behalf.

BOOK-ENTRY-ONLY ISSUANCE--THE
DEPOSITORY TRUST COMPANY

  The preferred securities will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. This means that the trust will not issue certificates to you for the preferred securities. Each global security will be issued to DTC which will keep a computerized record of its participants (for example, a broker) whose clients have purchased the preferred securities. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees and their successors may transfer a global security as a whole to one another.

  Beneficial interest in a global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants. DTC has provided the trust, MediaOne Group and MediaOne Group Funding with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("direct participants") deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant's accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

  DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

  DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc.

  When you purchase preferred securities through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the preferred securities on DTC's records. Since you actually own the preferred security, you are the beneficial owner. Your ownership interest will only be recorded on the direct (or indirect) participants' records. DTC has no knowledge of your individual ownership of the preferred securities. DTC's records only show the identity of the direct participants and the amount of the preferred securities held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. As a result, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

  The property trustee will wire payments on the preferred securities to DTC's nominee. MediaOne Group, MediaOne Group Funding, the trust and the property trustee will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, MediaOne Group, MediaOne Group Funding, the trust, the property trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

  Any redemption notices will be sent by MediaOne Group Funding and the trust directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder. If less than all of the preferred securities are being redeemed, DTC's practice is to choose by lot the amount of the interest of each direct participant to be redeemed. The direct participant will then use an appropriate method to allocate the redemption among its beneficial holders, like you.

  It is DTC's current practice, upon receipt of any payment of distributions or liquidation amount, to credit direct participants' accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with preferred securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the property trustee, MediaOne Group, MediaOne Group Funding or the trust.

  Preferred securities represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the trust within 90 days; or

  - the regular trustees decide (with the
    agreement of MediaOne Group) to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

  If the book-entry-only system is discontinued, the property trustee will keep the registration books for the preferred securities at its corporate office and follow the practices and procedures discussed below.

CERTIFICATED SECURITIES--REGISTRATION, TRANSFER AND PAYMENT

  If the trust issues certificated securities, they will be registered in the name of the securityholder. The preferred securities may be transferred or exchanged, based on administrative procedures in the declaration, without the payment of any service charge (other than any tax or other governmental charge) by contacting the property trustee, The First National Bank of Chicago at 14 Wall Street, 8th Floor, New York, NY 10005, attention: Corporate Trust Administrator.

  Distribution payments on certificated preferred securities will be made by check. Payment of the redemption price or liquidation amount will be made in immediately available funds when you surrender a preferred security.

           CERTAIN TERMS OF THE SUBORDINATED NOTES AND NOTE GUARANTEE

  The subordinated notes will be issued as a series pursuant to a supplemental indenture ("supplemental indenture") to the indenture.

  MediaOne Group will fully and unconditionally guarantee the payment of principal and interest on the subordinated notes under the note guarantee on a subordinated basis. See below for an explanation of the subordination provisions.

SUBORDINATION

  The subordinated notes are unsecured and are junior in right of payment to all Senior Indebtedness (as we define below) of MediaOne Group Funding. The note guarantee is unsecured and junior in right of payment to all Senior Indebtedness of MediaOne Group. This means that no payment on the subordinated notes and no payment under the note guarantee may be made if:

  - any Senior Indebtedness of MediaOne
    Group Funding or MediaOne Group, as the case may be, is not paid when due, any applicable grace period with respect to any such non-payment default has ended and such default has not been cured or waived or ceased to exist; or

  - if the maturity of any Senior
    Indebtedness of MediaOne Group Funding or MediaOne Group, as the case may be, has been accelerated because of a default.

  On any distribution of assets of MediaOne Group Funding or MediaOne Group to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, premium, if any, and interest due or to become due on, all Senior Indebtedness of MediaOne Group Funding or MediaOne Group, as the case may be, must be paid in full before the holders of the subordinated notes or the note guarantee are entitled to receive or retain any payment. In such event, the holders of the subordinated notes and the note guarantee will assume the rights of the holders of Senior Indebtedness of MediaOne Group Funding or MediaOne Group, as the case may be, to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the subordinated notes or the note guarantee, as the case may be, are paid in full.

  The subordinated notes and the note guarantee will rank at least equal with all other subordinated notes and note guarantees initially issued to the other trusts referred to in the accompanying prospectus or to other trusts, partnerships or other entities affiliated with MediaOne Group in connection with an issuance of securities similar to the preferred securities.

  Senior Indebtedness means with respect to MediaOne Group or MediaOne Group Funding, as applicable:

  - principal, premium and interest
    MediaOne Group or MediaOne Group Funding, as the case may be, owes on:

    (1) indebtedness for money borrowed by MediaOne Group or MediaOne Group Funding, as the case may be; or

    (2) indebtedness evidenced by securities, debentures, bonds or similar instruments issued by MediaOne Group or MediaOne Group Funding, as the case may be;

  - all capital lease obligations of
    MediaOne Group or MediaOne Group Funding, as the case may be;

  - all obligations of MediaOne Group or
    MediaOne Group Funding, as the case may be, issued or assumed as the deferred purchase price of property;

  - all conditional sale obligations of
    MediaOne Group or MediaOne Group Funding, as the case may be;

  - all obligations of MediaOne Group and
    MediaOne Group Funding, as the case may be, under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

  - all obligations of MediaOne Group or
    MediaOne Group Funding, as the case may be, for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

  - all obligations of the type referred to in the first six bullet points above of other persons for the payment of which MediaOne Group or MediaOne Group Funding, as the case may be, is responsible or liable as obligor, guarantor or otherwise; and

  - all obligations of the type referred to in the first seven bullet points above of other persons secured by a lien on any property or asset of MediaOne Group or MediaOne Group Funding, as the case may be.

  Senior Indebtedness does not include:

  - any indebtedness that is by its terms
    junior or equal with the subordinated notes or the note guarantee, as the case may be; and

  - any series of subordinated notes and
    related note guarantees initially issued to the other MediaOne Group trusts referred to in the accompanying prospectus or to other trusts, partnerships or other entities affiliated with MediaOne Group in connection with an issuance of securities similar to the preferred securities, including MediaOne Financing A, MediaOne Financing B, MediaOne Finance Trust I and MediaOne Finance Trust II.

  The preferred securities, the preferred securities guarantee, the subordinated notes and the note guarantee do not limit the ability of MediaOne Group and its subsidiaries to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the subordinated notes, the note guarantee and the preferred securities guarantee. At June 30, 1998, on a pro forma basis, the total amount of Senior Indebtedness of MediaOne Group and the total amount of indebtedness of MediaOne Group's consolidated subsidiaries that would have effectively ranked senior to the subordinated notes and the note guarantee would have been approximately $5.1 billion. At such date, the total amount of indebtedness of MediaOne Group and its consolidated subsidiaries that would have ranked equal with the note guarantee would have been $561 million.

INTEREST RATE AND MATURITY

  The subordinated notes will mature on              , 2038 and will bear
interest at the annual rate of     % of their principal amount thereof, payable
quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 1998. Interest payments not paid when due will
themselves accrue additional interest at the annual rate of     % on the amount
of unpaid interest (to the extent permitted by law). When we refer to any payment of interest, interest includes such additional interest and any Additional Interest as we define it in the next paragraph. The amount of interest payable for any period will be computed based on a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed per 30-day month. The interest payment provisions for the subordinated notes correspond to the distribution provisions of the preferred securities. The subordinated notes do not have a sinking fund. This means that MediaOne Group Funding is not required to make any principal payments prior to maturity.

ADDITIONAL INTEREST

  If the trust is required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority (collectively, "Taxes"), then MediaOne Group Funding will be required to pay additional interest ("Additional Interest") on the subordinated notes. The amount of any Additional Interest will be an amount sufficient so that after the trust pays any Taxes, the trust will be in the same position it would have been if it did not have to pay such Taxes.

REDEMPTION

  MediaOne Group Funding has the option to redeem some or all of the subordinated notes before their maturity:

  - on one or more occasions any time on
    or after              , 2003; or

  - before              , 2003, if a Special
    Event occurs and is continuing and within 90 days of the Special Event.

  In those circumstances, if MediaOne Group Funding decides to redeem some or all of the subordinated notes, the redemption price of each subordinated note redeemed will be equal to 100% of the principal amount of such subordinated note plus accrued interest on such subordinated note to the date of redemption.

DISTRIBUTION OF SUBORDINATED NOTES

  If the property trustee distributes the subordinated notes and note guarantee to the preferred and common securities holders upon the dissolution and liquidation of the trust, the subordinated notes and note guarantee will be issued in denominations of $25 principal amount and integral multiples thereof. MediaOne Group anticipates that the subordinated notes and note guarantee would be distributed in the form of one or more global securities and DTC, or any successor depository for the preferred securities, would act as depositary for the subordinated notes and note guarantee. The depository arrangements for the subordinated notes and note guarantee would be substantially similar to those in effect for the preferred securities.

  For a description of DTC and the terms of the depository arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "Certain Terms of the Preferred Securities-- Book-Entry-Only Issuance-- The Depository Trust Company" on page S-28.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  MediaOne Group Funding can defer interest payments on the subordinated notes for up to 20 consecutive quarterly periods, if no event of default has occurred and is continuing with respect to the subordinated notes and note guarantee. A deferral of interest payments cannot extend, however, beyond the maturity date of the subordinated notes. No interest will be due and payable on the subordinated notes until the end of the deferral period except upon a redemption of the subordinated notes during a deferral period.

  MediaOne Group Funding may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or at a redemption date, MediaOne Group Funding will be obligated to pay all accrued and unpaid interest.

  Once MediaOne Group Funding makes all interest payments on the subordinated notes, with accrued interest, it can again defer interest payments on the subordinated notes if no event of default under the subordinated notes and the note guarantee has occurred and is continuing.

  During any deferral period, MediaOne Group and MediaOne Group Funding will not be permitted to:

  - declare or pay any dividend on, make
    any distributions, or redeem, purchase, or make a liquidation payment on any shares of its capital stock, other than stock dividends paid by MediaOne Group where the dividend stock is the same stock as that on which the dividend is paid; or

  - make any payment of principal,
    premium, if any, or interest, on or repay, repurchase or redeem any debt securities (including guarantees) issued by MediaOne Group or MediaOne Group Funding which rank equal with or junior to the subordinated notes (including the subordinated notes and related guarantees issued to MediaOne Financing A, MediaOne Financing B, MediaOne Finance Trust I and MediaOne Finance Trust
    II).

  MediaOne Group does not currently pay dividends on its shares of common stock.

  Since the subordinated notes and note guarantee to be issued to the trust will rank equal to all other series of subordinated notes (or similar securities) issued by MediaOne Group Funding and note guarantees (or similar securities) issued by MediaOne Group, during an interest deferral period, MediaOne Group Funding and MediaOne Group will not be permitted to make payments on such other series of subordinated notes and related note guarantees. Likewise, if MediaOne Funding defers interest payments on one of the other series of subordinated notes, MediaOne Group Funding and MediaOne Group will not be permitted to make payments on this series of subordinated notes and note guarantee. Currently, each of MediaOne Financing A, MediaOne Financing B, MediaOne Finance Trust I, MediaOne Finance Trust II hold a series of subordinated notes and a related note guarantee.

  The restrictions described in the two bullet points above will also apply if there occurs and is continuing a default under the Indenture or if MediaOne Group defaults on its obligations under the preferred securities guarantee.

  If the property trustee is the sole holder of the subordinated notes, MediaOne Group Funding will give the trust, the regular trustees and the property trustee notice if it decides to defer interest payments on the subordinated notes. MediaOne Group Funding will give that notice one business day before the earlier of:

  - the next date distributions on the
    preferred securities are payable; or

  - the date the trust is required to give notice to the NYSE (or any other applicable self-regulatory organization) or to holders of the preferred securities of the record date or the date any distribution is payable.

  The regular trustees will give notice to the holders of preferred securities if MediaOne Group Funding decides to defer interest payments on the subordinated notes.

  If the property trustee is not the sole holder of the subordinated notes, MediaOne Group Funding will give the holders notice of its selection of any deferral period ten business days prior to the earlier of:

  - the next interest payment date; or

  - the date upon which MediaOne Group
    Funding is required to give notice to the NYSE (or any other applicable self-regulatory organization) or to holders of the subordinated notes of the record date or payment date of any related interest payment.

                         UNITED STATES TAX CONSEQUENCES

GENERAL

  In this section, we summarize certain of the material United States federal income tax consequences of purchasing, holding and selling the preferred securities. This summary is based on (1) the Internal Revenue Code of 1986 (the "Code"), (2) income tax regulations (proposed and final) issued under the Code, and (3) associated administrative and judicial interpretations, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, and any change could be retroactive to the issuance date of the preferred securities.

  These income tax laws and regulations are also subject to various interpretations, and the Internal Revenue Service (the "IRS") or the courts could later disagree with the explanations or conclusions contained in this summary. The IRS has not formally ruled (and we do not intend to seek a ruling) on the tax consequences of purchasing, holding and selling the preferred securities. Accordingly, the IRS could challenge the opinions expressed in this prospectus supplement concerning such consequences, and a court could agree with the IRS.

  Except where we state otherwise, this summary deals only with preferred securities held as capital assets (as defined in the Code) by a holder who (1) purchases the preferred securities at their original offering price when the trust originally issues them and (2) is a US Holder (as defined below).

  We do not address all of the tax consequences that may be relevant to a US Holder. We also do not address, except as stated below, any of the tax consequences to holders that are not US Holders or to holders that may be subject to special tax treatment such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies and financial institutions. Further, we do not address:

  - the United States federal income tax
    consequences to shareholders in, or partners or beneficiaries of, a holder of the preferred securities;

  - the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the preferred securities; or

  - any state, local or foreign tax
    consequences of the purchase, ownership and sale of preferred securities.

  A "US Holder" is a preferred securities holder who or which is:

  - a United States citizen or resident
    individual (or someone treated as a citizen or resident individual for United States federal income tax purposes);

  - a corporation or partnership created or organized (or treated as created or organized for United States federal income tax purposes) in or under the laws of the United States;

  - an estate if its income is subject to
    United States federal income taxation regardless of its source; or

  - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

  A "Non-US Holder" is a preferred securities holder other than a US Holder.

CHARACTERIZATION OF THE TRUST

  When the trust issues the preferred securities, Weil, Gotshal & Manges LLP, special tax counsel to MediaOne Group and the trust, will render a legal opinion stating that, under current law and based on the representations, facts and assumptions described in the opinion, this prospectus supplement and the accompanying prospectus, and assuming full compliance with the terms of the declaration, the underwriting agreement and the indenture (and other relevant documents), the trust will be characterized for United States federal income tax purposes as a grantor trust and will not be taxable as a corporation. Accordingly, for United States federal income tax purposes, you will be treated as the beneficial owner of a pro rata undivided interest in the assets of the trust, including the subordinated notes. You will include in your gross income for United States federal income tax purposes all interest on and any gain recognized with respect to your pro rata share of the assets of the trust, including the subordinated notes.

CHARACTERIZATION OF THE SUBORDINATED NOTES

  MediaOne Group and the trust will agree to treat the subordinated notes as debt for United States federal income tax purposes. By accepting the preferred securities, you agree to treat the subordinated notes as debt and to treat the preferred securities as evidence of an indirect beneficial ownership interest in the subordinated notes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

  In general, a debt instrument will have original issue discount ("OID") equal to the excess of its "stated redemption price at maturity" over its "issue price." An instrument's "stated redemption price at maturity" is equal to the sum of all amounts payable as interest and principal on the instrument, excluding only "qualified stated interest." Under the applicable Treasury Regulations, and, as a result of MediaOne Group Funding's ability to defer payments of interest, none of the payments on the subordinated notes will be considered "qualified stated interest." Accordingly, the subordinated notes will be issued with OID, and all of the interest payments on the subordinated notes will be treated as part of their stated redemption price at maturity. Holders of debt instruments issued with OID must include the OID in income on an economic accrual basis before the receipt of cash attributable to the OID, regardless of their regular method of tax accounting. The amount of OID that accrues in any month will approximate the amount of interest that accrues in that month at the stated interest rate.

CORPORATE US HOLDERS

  Corporate US Holders of the preferred securities will not be entitled to a dividends-received deduction for any income from the preferred securities.

SALES OF PREFERRED SECURITIES

  If you sell your preferred securities, you will recognize gain or loss equal to the difference between the amount realized from the sale of the preferred securities (generally, your selling price) and your adjusted tax basis in the preferred securities. Your adjusted tax basis in the preferred securities generally will equal (1) the initial purchase price that you paid for the preferred securities plus (2) any accrued and unpaid distributions that you were required to treat as OID less any cash distributions received in respect of such OID.

  Gain or loss on the sale of preferred securities generally will be capital gain or loss. The maximum regular United States federal income tax rate on capital gains for individual taxpayers is currently 20% for sales and exchanges of capital assets held for more than one year. All net capital gains of a corporate taxpayer are subject to tax at ordinary corporate income tax rates of up to 35%.

  The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest relating to the subordinated notes. If MediaOne Group Funding elects to defer payments of interest, and you sell your preferred securities between record dates for payments of distributions on the preferred securities, you will be required to continue to include in gross income for United States federal income tax purposes accrued and unpaid interest through the date of sale. This accrued and unpaid interest will be added to your adjusted tax basis but may not be reflected in the sale price. To the extent the sale price is less than your adjusted tax basis, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

RECEIPT OF SUBORDINATED NOTES OR CASH UPON LIQUIDATION OF THE TRUST

  Under certain circumstances, as described under "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution" on page 7, the Property Trustee may distribute the subordinated notes to you in exchange for your preferred securities. Except as discussed below, such a distribution would not be a taxable event for United States federal income tax purposes, and you would have an aggregate adjusted tax basis in the subordinated notes you received equal to your aggregate adjusted tax basis in your preferred securities. For a description of adjusted tax basis, see the discussion above under "--Sales of Preferred Securities."

  Further, the holding period of the subordinated notes you received would be the same as the period during which you held your preferred securities. If, however, the distribution were caused by a Tax Event and the trust were taxable as a corporation, the distribution would be a taxable event for United States federal income tax purposes. In that case, you could recognize gain or loss, your adjusted tax basis in the subordinated notes could differ from your adjusted tax basis in the preferred securities, and your holding period for the subordinated notes would not include the period during which you held the preferred securities.

  Under certain circumstances, as described under "Certain Terms of the Preferred Securities--Redemption" on page S-25 and "Certain Terms of the Preferred Securities-- Special Event Redemption" on page S-26, the subordinated notes may be redeemed for cash. Such a redemption would be a taxable event for United States federal income tax purposes, and you would recognize gain or loss as if you had sold the preferred securities for cash. See "--Sales of Preferred Securities" above.

NON-US HOLDERS

  Payments to a Non-US Holder will generally not be subject to United States federal withholding tax, provided the holder:

  - does not own (directly or indirectly,
    actually or constructively) 10% or more of the total combined voting power of all classes of stock of MediaOne Group entitled to vote;

  - is not a controlled foreign corporation that is related to MediaOne Group through stock ownership; and

  - is not a bank receiving interest
    described in section 881(c)(3)(A) of the Code.

  To qualify for this exemption from withholding, the last United States payer in the chain of payment prior to payment to a Non-US Holder (the "withholding agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that:

  - is signed by the holder of the preferred securities under penalties of perjury;

  - certifies that such holder is not a US
    Holder; and

  - provides the name and address of the
    holder.

  The statement may be made on an IRS form W-8 or a substantially similar form, and the holder must inform the withholding agent of any change in the information on the statement within 30 days of such change. If the preferred securities are held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the withholding agent along with a copy of the IRS form W-8 or the substitute form provided by the holder.

  A Non-US Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale or other disposition of the preferred securities. However, if a Non-US Holder holds the preferred securities in connection with a trade or business conducted in the United States, or is present in the United States in certain circumstances, it may be subject to income tax on all income and gains recognized.

BACKUP WITHHOLDING

  You may be subject to a "backup withholding" tax of 31% on distributions made on the preferred securities and on the entire price received on the sale of the preferred securities if you:

  - fail to provide your social security or taxpayer identification number to your broker;

  - provide your broker with an incorrect
    social security or tax identification number;

  - fail to provide your broker with a
    certified statement that your social security or tax identification number is correct and that you are not subject to backup;

  - improperly report interest and
    dividends on your tax return.

  Backup withholding, however, does not apply to payments made to certain exempt recipients such as corporations or tax exempt organizations. Any withheld amounts will be allowed as a credit against your United States federal income tax, provided the required information is provided to the IRS.

  THE TAX INFORMATION ABOVE IS INTENDED ONLY AS A SUMMARY OF MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE TRUST. WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES ASSOCIATED WITH PURCHASING, OWNING AND SELLING THE PREFERRED SECURITIES. THE STATEMENTS OF UNITED STATES TAX LAWS DESCRIBED ABOVE ARE BASED ON THE LAWS IN FORCE AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, AND ARE SUBJECT TO ANY CHANGES IN UNITED STATES LAW OCCURRING AFTER THAT DATE POSSIBLY WITH RETROACTIVE EFFECT.

                                  UNDERWRITING

GENERAL

  Based on the terms and conditions of a purchase agreement, the trust has agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc., PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. are acting as the representatives, has severally agreed to purchase from the trust, the number of preferred securities set forth opposite its name below:

                                                                              NUMBER OF
                                                                              PREFERRED
           UNDERWRITERS                                                       SECURITIES
                                                                          ------------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.................................................
A.G. Edwards & Sons, Inc................................................
PaineWebber Incorporated................................................
Prudential Securities Incorporated......................................
Salomon Smith Barney Inc. ..............................................

                                                                               ----------
           Total........................................................        8,000,000
                                                                               ----------
                                                                               ----------

  The underwriters are obligated to purchase all of the preferred securities, if any preferred securities are purchased.

  MediaOne Group, MediaOne Group Funding and the trust will have agreements with the underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters may be required to make.

  The underwriters have in the past and may in the future engage in transactions with, or perform services for, MediaOne Group or its subsidiaries in the ordinary course of their businesses.

  MediaOne Group Funding will pay all expenses, estimated to be $           ,
associated with the offer and sale of the preferred securities.

COMMISSIONS AND DISCOUNTS

  The underwriters will offer the preferred securities directly to the public at $25 per preferred security. The underwriters may also offer the preferred securities to certain securities dealers at the above mentioned offering price
less a concession of $      per
preferred security. The underwriters may allow, and such dealers may reallow, a
discount not in excess of $      per preferred security to certain brokers and
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Since the proceeds from the sale of the preferred securities will be used to purchase the subordinated notes, MediaOne Group Funding has agreed to pay to the
underwriters an underwriting commission of $      per preferred security (or a
total of $   million). However, the underwriting commission for sales of 10,000
or more preferred securities to a single purchaser will be $       per preferred
security. If any such sales occur, the total amount of the underwriting
commission will be less than $   million.

  The representatives have advised MediaOne Group that they intend to make a market in the preferred securities; however, they are not obligated to do so and may discontinue market making at any time without notice. We can not give any assurance about the liquidity of the trading market for the preferred securities.

OVER-ALLOTMENT OPTION

  The underwriters have an option to purchase up to 1,200,000 additional preferred securities at the public offering price to cover over-allotments. The underwriters can exercise this option for a period of 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each underwriter will have a firm commitment, subject to some conditions, to purchase approximately the same percentage of any additional preferred securities as the percentage of the preferred securities initially offered that such underwriter has agreed to purchase.

NEW YORK STOCK EXCHANGE LISTING

  Before this offering, there has been no established public trading market for the preferred securities. The trust will submit an application to list the preferred securities on the NYSE. If approved for listing, trading of the preferred securities is expected to begin within 30 days of the issuance of the preferred securities. In order to meet all of the requirements for listing the preferred securities on the NYSE, the underwriters have agreed to sell the preferred securities to a minimum of 400 beneficial holders. The representatives have advised MediaOne Group that they intend to make a market in the preferred securities prior to the commencement of trading on the NYSE. However, the representatives are not obligated to do so and may discontinue market making at any time without notice. We can not give any assurance about the liquidity of the trading market for the preferred securities.

NO SALES OF SIMILAR SECURITIES

  MediaOne Group, MediaOne Group Funding and the trust have agreed that for business days after the date of this prospectus supplement they will not directly or indirectly offer, sell, offer to sell, grant any option for the sale of or otherwise dispose of any preferred securities, any securities convertible into or exchangeable for the preferred securities or any equity securities substantially similar to the preferred securities (except for any series of subordinated notes and the preferred securities) without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

PRICE STABILIZATION AND SHORT POSITIONS

  In connection with the sale of the preferred securities, SEC rules permit the underwriters to engage in transactions that stabilize the price of the preferred securities. These transactions may include purchases for the purpose of fixing or maintaining the price of the preferred securities.

  The underwriters may create a short position in the preferred securities in connection with the offering. That means they may sell a larger number of the preferred securities than is shown on the cover page of the prospectus supplement. If they create a short position, the underwriters may purchase preferred securities in the open market to reduce the short position.

  If the underwriters purchase the preferred securities to stabilize the price or to reduce their short position, the price of the preferred securities could be higher than it might be if they had not made such purchases. The underwriters make no representation or prediction about any effect that the purchases may have on the price of the preferred securities.

  The underwriters may suspend any of these activities at any time.

PENALTY BIDS

  The representatives also may impose a penalty bid on certain underwriters and selling group members. This means that, if the representatives purchase preferred securities in the open market to reduce the underwriters' short position or to stabilize the price of the preferred securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those preferred securities as part of this offering.

PROSPECTUS
$700,000,000

MEDIAONE GROUP                          MEDIAONE FINANCE TRUST III
FUNDING, INC.                           MEDIAONE FINANCE TRUST IV
SUBORDINATED NOTES FULLY AND            MEDIAONE FINANCE TRUST V
UNCONDITIONALLY GUARANTEED AS TO        MEDIAONE FINANCE TRUST VI
PAYMENT OF PRINCIPAL, PREMIUM, IF ANY,  PREFERRED SECURITIES FULLY AND UNCONDITIONALLY
AND INTEREST BY MEDIAONE GROUP, INC.    GUARANTEED, BASED ON SEVERAL OBLIGATIONS, BY
                                        MEDIAONE GROUP, INC.

--------------------------------------------------------------------------------

THE TRUSTS

MediaOne Finance Trust III, MediaOne Finance Trust IV, MediaOne Finance Trust V and MediaOne Finance Trust VI are Delaware business trusts. Each trust will

- sell preferred securities (representing undivided beneficial interests in the trust) to the public.

- sell common securities (representing undivided beneficial interests in the trust) to MediaOne Group.

- use the proceeds from these sales to buy an equal amount of subordinated notes of MediaOne Group Funding, Inc., a subsidiary of MediaOne Group.

- distribute the cash payments it receives on the subordinated notes it owns to the holders of the preferred and common securities.

MEDIAONE GROUP FUNDING

- will pay principal, premium (if any) and interest on its subordinated notes, subject to payment on its more senior debt.

- may choose to distribute the subordinated notes pro rata to the preferred and common security holders.

MEDIAONE GROUP

- will fully and unconditionally guarantee the payment by each trust of the preferred securities based on several obligations described in this prospectus.

- will fully and unconditionally guarantee the subordinated notes on a subordinated basis.

WE URGE YOU TO READ THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE PREFERRED SECURITIES, THE SUBORDINATED NOTES AND THE NOTE GUARANTEE, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

   THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A
                             PROSPECTUS SUPPLEMENT.

                The date of this prospectus is October 15, 1998

WHERE YOU CAN FIND
  MORE INFORMATION

MediaOne Group files reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements, and other information concerning MediaOne Group can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including MediaOne Group. MediaOne Group's Common Stock is listed and traded on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange ("PSE"). These reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of PSE, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

This prospectus is part of a registration statement filed with the SEC by MediaOne Group, MediaOne Group Funding and the trusts. The full registration statement can be obtained from the SEC as indicated above, or from MediaOne Group.

The SEC allows MediaOne Group to "incorporate by reference" the information it files with the SEC. This permits MediaOne Group to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. MediaOne Group incorporates by reference the following documents which have been filed with the SEC:

- Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed April 13, 1998;

- Current Reports on Form 8-K dated January 29, 1998, February 17, 1998, March 25, 1998 (as amended by Form 8-K/A filed April 13, 1998), April 17, 1998, May 5, 1998, June 18, 1998, June 24, 1998, July 29, 1998 and July 30, 1998;

- Proxy Statement on Schedule 14A filed with the Commission on April 20, 1998;
  and

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

All reports filed on or prior to June 12, 1998 were filed by MediaOne Group under the name of U S WEST, Inc.

MediaOne Group incorporates by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the "Exchange Act") until the trusts sell all of the preferred securities.

MediaOne Group will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, MediaOne Group, Inc., 188 Inverness Drive West, Englewood, Colorado 80112 (telephone number (303) 858-3677).

There are no separate financial statements of MediaOne Group Funding or the trusts in this prospectus. MediaOne Group does not believe such financial statements would be helpful because:

- MediaOne Group Funding and the trusts are direct or indirect wholly-owned subsidiaries of MediaOne Group, which files consolidated financial information under the Exchange Act.

- MediaOne Group Funding does not have any independent operations other than issuing debt securities guaranteed by MediaOne Group.

- The trusts do not have any independent operations other than issuing the preferred and common securities and purchasing the subordinated notes.

- The obligations of MediaOne Group Funding under the subordinated notes are fully and unconditionally guaranteed by MediaOne Group and the obligations of MediaOne Group under the Preferred Securities Guarantees, the Declarations, the note guarantees and the Indenture (each as defined herein) have the effect of providing a full, irrevocable and unconditional guarantee of the trusts' obligations under their preferred securities. See "Description of the Subordinated Notes and the Note Guarantees," "Description of the Preferred Securities Guarantees" and "Relationship Among the Preferred Securities, the Preferred Securities Guarantee, the Subordinated Notes and the Note Guarantee Held by Each Trust."

MEDIAONE GROUP, INC.

MediaOne Group is a diversified global media and broadband communications company. MediaOne Group has operations and investments in two principal areas:
(1) domestic broadband communications and (2) international broadband and wireless communications. MediaOne Group is the third largest cable television system operator in the United States with large clusters in Atlanta, Georgia, Eastern Massachusetts, Southern California, Southern Florida, Detroit, Michigan and Minneapolis/St. Paul, Minnesota. As of June 30, 1998, MediaOne Group's domestic cable television systems passed approximately 8.4 million homes and provided services to approximately 5.0 million basic cable subscribers. MediaOne Group also owns an approximately 25% capital interest in Time Warner Entertainment Company, L.P., which provides cable programming, filmed entertainment and broadband communications services and is the second largest cable television system operator in the United States. Outside of the United States, MediaOne Group owns interests in various providers of broadband and wireless communications services in markets in continental Europe, the United Kingdom and Asia, including an approximately 22% interest in Telewest Communications plc, the second largest provider of combined cable and telecommunications services in the United Kingdom, and a 50% interest in One 2 One, a provider of personal communications services in the United Kingdom.

THE SEPARATION

Prior to June 12, 1998, MediaOne Group was known as "U S WEST, Inc." ("Old U S WEST"). On June 12, 1998, Old U S WEST separated its businesses into two independent companies (the "Separation"). Until the Separation, Old U S WEST conducted its businesses through two groups: the U S WEST Communications Group (the "Communications Group") and the U S WEST Media Group (the "Media Group"). In the Separation, the Communications Group and the domestic directories business of the Media Group were combined to form a new corporation ("New U S WEST"). The shares of New

U S WEST were issued to the shareholders of Old U S WEST. New U S WEST has changed its name to "U S WEST, Inc." The rest of Old U S WEST, consisting of the remainder of the Media Group, was re-named "MediaOne Group, Inc."

THE AIRTOUCH TRANSACTION

On April 6, 1998, MediaOne Group sold its domestic wireless business to AirTouch Communications, Inc. (the "AirTouch Transaction"). In the AirTouch Transaction, MediaOne Group received from AirTouch (after closing adjustments):

- 59,313,621 shares of AirTouch common stock; and

- two classes of AirTouch preferred stock having an aggregate liquidation preference of $1.65 billion.

In addition, AirTouch assumed $1.35 billion of indebtedness of MediaOne Group's domestic wireless business. Prior to the AirTouch Transaction, MediaOne Group and AirTouch were parties to a joint venture pursuant to which the parties had agreed to combine their domestic wireless businesses. The AirTouch Transaction was consummated instead of such joint venture.

In August 1998, MediaOne Group issued approximately $1.7 billion principal amount of 6 1/4% exchangeable notes due August 15, 2001. The exchangeable notes are mandatorily exchangeable into a number of shares of AirTouch common stock (or at MediaOne Group's option, the cash equivalent of such stock) according to an exchange rate formula based on the then market price of AirTouch common stock. Under the terms of the exchangeable notes, the holders of the exchangeable notes could receive up to a maximum of 29,900,000 shares of AirTouch common stock at maturity.

MEDIAONE GROUP FUNDING, INC.

MediaOne Group Funding is a wholly owned subsidiary of MediaOne Group. MediaOne Group Funding has no independent operations. MediaOne Group Funding's sole purpose is to provide financing to MediaOne Group and its affiliates through the issuance of indebtedness guaranteed by MediaOne Group.

THE TRUSTS

MediaOne Group created four Delaware business trusts pursuant to four Declarations of Trust executed by MediaOne Group as sponsor for each trust and five appointed trustees for each trust. The trusts are named MediaOne Finance Trust III, MediaOne Finance Trust IV, MediaOne Finance Trust V and MediaOne Finance Trust VI. MediaOne Group will file an Amended and Restated Declaration of Trust (a "Declaration") for each trust, which will state the terms and conditions for each trust to issue and sell its preferred securities and common securities. A form of Declaration is filed as an exhibit to the registration statement of which this prospectus forms a part.

Each trust will exist solely to:

- issue and sell its preferred and common securities;

- use the proceeds from the sale of its preferred and common securities to purchase a series of MediaOne Group Funding's subordinated notes;

- maintain its status as a grantor trust for federal income tax purposes; and

- engage in other activities that are necessary or incidental to these purposes.

MediaOne Group will purchase all of the common securities of each trust. The common securities will represent an aggregate liquidation amount equal to at least 3% of each trust's total capitalization. The preferred securities will represent the remaining 97% of such trust's total capitalization. The common securities will have terms substantially identical to, and will rank equal in priority of payment with, the preferred securities. However, if MediaOne Group Funding defaults on the related subordinated notes, then cash distributions and liquidation, redemption and other amounts payable on the common securities will be subordinate to the preferred securities in priority of payment.

The preferred securities will be guaranteed by MediaOne Group as described later in this prospectus.

MediaOne Group has appointed five trustees to conduct each trust's business and affairs:

- The First National Bank of Chicago ("Property Trustee")

- An affiliate of The First National Bank of Chicago ("Delaware Trustee")

- Three MediaOne Group officers ("Regular Trustees")

Only MediaOne Group, as owner of the common securities, can remove or replace the trustees. In addition, MediaOne Group can increase or decrease the number of trustees. However, the majority of trustees will always be Regular Trustees. MediaOne Group Funding will pay all fees and expenses related to each trust and each offering of the related preferred securities and will pay all ongoing costs and expenses of each trust, except such trust's obligations under the related preferred and common securities. MediaOne Group will fully and unconditionally guarantee the payment of such fees and expenses.

The trusts will not have separate financial statements. The statements would not be material to holders of the preferred securities because no trust will have any independent operations. Each trust exists solely for the reasons summarized above.

USE OF PROCEEDS

The proceeds of the sale of the common and preferred securities issued by each trust will be invested by such trust in the related series of subordinated notes of MediaOne Group Funding. MediaOne Group Funding will loan the proceeds from the issuance of the subordinated notes to MediaOne Group and its affiliates to be used for general corporate purposes, including working capital, acquisitions, the refinancing of short-term and long-term borrowings and other business opportunities.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends for MediaOne Group based on the historical results of MediaOne Group, which have been restated to reflect the Separation of Old U S WEST into MediaOne Group and New U S WEST for the periods indicated. For the purpose of calculating this ratio, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor.

                                                            SIX MONTHS
                                                          ENDED JUNE 30,
               YEAR ENDED DECEMBER 31,
-----------------------------------------------------  --------------------
  1993       1994       1995       1996       1997       1997       1998
---------  ---------  ---------  ---------  ---------  ---------  ---------
   --           1.67     --         --         --         --           9.45

Earnings for the year ended December 31, 1993, 1995, 1996 and 1997 were insufficient to cover fixed charges and preferred stock dividends by $217 million, $64 million, $421 million and $629 million, respectively, and for the six months ended June 30, 1997 by $349 million. Earnings for the six months ended June 30, 1998 include a $3,869 million gain from the sale of domestic wireless operations. Without the gain, earnings were insufficient to cover fixed charges and preferred stock dividends by $414 million.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the preferred securities, the subordinated notes, the note guarantee and the preferred securities guarantee relating to each trust. Such securities will be identical with respect to each trust except as otherwise described in the prospectus supplement for such securities. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security. For more information please refer to (1) the Declaration for each trust, (2) the indenture (the "Indenture") among MediaOne Group, MediaOne Group Funding and Norwest Bank Minnesota, N.A., as trustee ("Debenture Trustee"), as supplemented by a supplemental indenture (a "Supplemental Indenture") relating to issuance of each series of subordinated notes and the related note guarantee, and (3) MediaOne Group's guarantee of the preferred securities issued by each trust (the "Preferred Securities Guarantees"). Forms of these documents are filed as exhibits to the registration statement, which includes this prospectus. Capitalized terms used in this prospectus that are not defined will have the meanings given them in these documents.

DESCRIPTION OF THE
  PREFERRED SECURITIES

GENERAL

Each Declaration authorizes the Regular Trustees to issue on behalf of each trust one series of preferred securities which will have the terms described in a prospectus supplement. The proceeds from the sale of a trust's preferred and common securities will be used by such trust to purchase a series of subordinated notes issued by MediaOne Group Funding and a note guarantee issued by MediaOne Group. The subordinated notes and note guarantee will be held in trust by the Property Trustee for the benefit of the holders of such preferred and common securities.

Under each Preferred Securities Guarantee, MediaOne Group will agree to make payments of distributions and payments on redemption or liquidation with respect to a trust's preferred securities, but only to the extent such trust has funds available to make those payments and has not made such payments. See "Description of the Preferred Securities Guarantees."

The assets of a trust available for distribution to the holders of its preferred securities will be limited to payments from MediaOne Group Funding under the series of subordinated notes held by such trust and from MediaOne Group under the related note guarantee. If MediaOne Group Funding fails to make a payment on such subordinated notes and MediaOne Group fails to make a payment under such note guarantee, such trust will not have sufficient funds to make related payments, including distributions, on its preferred securities.

Each Preferred Securities Guarantee, when taken together with MediaOne Group Funding's obligations under the related series of subordinated notes and the Indenture and MediaOne Group's obligations under the related note guarantee, the Indenture and the related Declaration, will provide a full and unconditional guarantee of amounts due on the preferred securities issued by a trust.

Each Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Each Property Trustee will act as indenture trustee for the preferred securities to be issued by the applicable trust, in order to comply with the provisions of the Trust Indenture Act.

Each series of preferred securities will have the terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as described in the relevant Declaration or made part of such Declaration by the Trust Indenture Act or the Delaware Business Trust Act. The terms of such preferred securities will mirror the terms of the subordinated notes held by the trust.

The prospectus supplement relating to the preferred securities of a trust will describe the specific terms of such preferred securities, including:

- the name of such preferred securities;

- the dollar amount and number of securities issued;

- the annual distribution rate(s) (or method of determining such rate(s)), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

- the date from which distributions shall be cumulative;

- the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which such preferred securities shall be purchased or redeemed, in whole or in part;

- the terms and conditions, if any, upon which the applicable series of subordinated notes and the related note guarantee may be distributed to holders of such preferred securities;

- any securities exchange on which such preferred securities will be listed;

- whether such preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for such global certificates and the specific terms of the depositary arrangements; and

- any other relevant rights, preferences, privileges, limitations or restrictions of such preferred securities.

Each prospectus supplement will describe certain United States federal income tax considerations applicable to the purchase, holding and disposition of the series of preferred securities covered by such prospectus supplement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

Each Declaration states that the related trust shall be dissolved:

- on the expiration of the term of such trust;

- upon the bankruptcy of MediaOne Group or MediaOne Group Funding;

- upon the filing of a certificate of dissolution or its equivalent with respect to MediaOne Group or MediaOne Group Funding;

- upon the filing of a certificate of cancellation with respect to such trust after obtaining the consent of at least a majority in liquidation amount of the preferred and common securities of such trust, voting together as a single class;

- 90 days after the revocation of the charter of MediaOne Group or MediaOne Group Funding (but only if the charter is not reinstated during that 90-day period);

- upon the distribution of the related subordinated notes and note guarantee directly to the holders of the preferred and common securities of such trust;

- upon the redemption of all of the common and preferred securities of such trust; or

- upon entry of a court order for the dissolution of MediaOne Group, MediaOne Group Funding or such trust.

In the event of a dissolution, after the trust pays all amounts owed to creditors, the holders of the preferred and common securities will be entitled to receive:

- cash equal to the aggregate liquidation amount of each preferred and common security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment; unless

- subordinated notes in an aggregate principal amount equal to the aggregate liquidation amount of the preferred and common securities are distributed to the holders of the preferred and common securities.

If such trust cannot pay the full amount due on its preferred and common securities because insufficient assets are available for payment, then the amounts payable by the trust on its preferred and common securities shall be paid pro rata. However, if an event of default under the related Declaration has occurred, the total amounts due on such preferred securities will be paid before any distribution on such common securities.

DECLARATION EVENTS OF DEFAULT

An event of default under the Indenture relating to a series of subordinated notes and the related note guarantee is an event of default under the Declaration of the trust that owns these subordinated notes and note guarantee (a "Declaration Event of Default"). See "Description of the Subordinated Notes and the Note Guarantees--Events of Default Under the Indenture."

MediaOne Group and the Regular Trustees of a trust must file annually with the Property Trustee for such trust a certificate stating whether or not they are in compliance with all the applicable conditions and covenants under the related Declaration.

Upon the occurrence of a Declaration Event of Default, the Property Trustee of the applicable trust, as the sole holder of the subordinated notes held by such trust, will have the right under the Indenture to declare the principal of, premium, if any, and interest on such subordinated notes to be immediately due and payable.

If a Property Trustee fails to enforce its rights under the related Declaration or the Indenture to the fullest extent permitted by law and subject to the terms of such Declaration and the Indenture, any holder of the preferred securities issued by the related trust may sue MediaOne Group or MediaOne Group Funding, or seek other remedies, to enforce the Property Trustee's rights under the Declaration or the Indenture without first instituting a legal proceeding against such Property Trustee or any other person.

If MediaOne Group Funding fails to pay principal, premium, if any, or interest on a series of subordinated notes and MediaOne Group fails to make payments on the related note guarantee, in either case when payable, then a holder of such preferred securities may directly sue MediaOne Group Funding or MediaOne Group or seek other remedies, to collect its pro rata share of payments owned.

REMOVAL AND REPLACEMENT OF TRUSTEES

Only the holder of a trust's common securities has the right to remove or replace the trustees of such trust. The resignation or removal of any trustee and the appointment of a successor trustee shall be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the Declaration for such trust.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF THE TRUSTS

A trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body ("Merger Event"), except as described below. A trust may, with the consent of a majority of its Regular Trustees and without the consent of the holders of its preferred and common securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

- the successor entity either

    (1) assumes all of the obligations of the trust relating to its preferred and common securities or

    (2) substitutes for such trust's preferred and common securities other securities substantially similar to such preferred and common securities ("successor securities"), so long as the successor securities rank the same as such preferred and common securities for distributions and payments upon liquidation, redemption and otherwise;

- MediaOne Group Funding acknowledges a trustee of such successor entity who has the same powers and duties as the Property Trustee of such trust as the holder of the particular series of subordinated notes and MediaOne Group expressly acknowledges such trustee as the holder of the related note guarantee;

- the preferred securities are listed, or any successor securities will be listed upon notice of issuance, on the same national securities exchange or other organization that the preferred securities are then listed;

- the Merger Event does not cause its preferred securities or successor securities to be downgraded by any national rating agency;

- the Merger Event does not adversely affect the rights, preferences and privileges of the holders of its preferred and common securities or successor securities in any material way (other than with respect to any dilution of the holders' interest in the new entity);

- the successor entity has a purpose identical to that of the trust;

- prior to the Merger Event, MediaOne Group has received an opinion of counsel from a nationally recognized law firm stating that

    (1) such Merger Event does not adversely affect the rights of the holders of the trust's preferred securities or any successor securities in any material way (other than with respect to any dilution of the holders' interest in the new entity) and

    (2) following the Merger Event, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"); and

- MediaOne Group guarantees the obligations of the successor entity under the successor securities in the same manner as in the applicable Preferred Securities Guarantee and the guarantee of the common securities for such trust.

In addition, unless all of the holders of the preferred and common securities approve otherwise, a trust shall not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such transaction would cause the trust or the successor entity to be classified other than as a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF DECLARATIONS

The holders of preferred securities have no voting rights except as discussed under "--Mergers, Consolidations, Amalgamations or Replacements of the Trust" and "Description of the Preferred Securities Guarantees--Amendments and Assignment," and as otherwise required by law and the Declaration for such trust.

A Declaration may be amended if approved by a majority of the Regular Trustees of the applicable trust. However, if any proposed amendment provides for, or such Regular Trustees otherwise propose to effect,

(1) any action that would adversely affect the powers, preferences or special rights of the trust's preferred and common securities, whether by way of amendment to such Declaration or otherwise or

(2) the dissolution, winding-up or termination of such trust other than pursuant to the terms of its Declaration,

then the holders of the trust's preferred and common securities as a single class will be entitled to vote on such amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the preferred and common securities affected by such amendment or proposal.

If any amendment or proposal referred to in clause (1) above would adversely affect only the preferred securities or the common securities of a trust, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal will only be effective with the approval of at least a majority in liquidation amount of such affected class.

No amendment may be made to a Declaration if such amendment would:

- cause the related trust to be characterized as other than a grantor trust for United States federal income tax purposes;

- reduce or otherwise adversely affect the powers of the Property Trustee; or

- cause the related trust to be deemed to be an "investment company" which is required to be registered under the Investment Company Act.

The holders of a majority in aggregate liquidation amount of the preferred securities of each trust have the right to:

- direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee of the trust; or

- direct the exercise of any trust or power conferred upon such Property Trustee under that trust's Declaration, including the right to direct the Property Trustee, as the holder of a series of subordinated notes and a note guarantee, to

    (1) exercise the remedies available under the Indenture with respect to such subordinated notes and note guarantee,

    (2) waive any event of default under the Indenture that is waivable or

    (3) cancel an acceleration of the principal of the subordinated notes.

However, if the Indenture requires the consent of the holders of more than a majority in aggregate principal amount of a series of subordinated notes (a "super-majority"), then the Property Trustee for such series must get approval of the holders of a super-majority in liquidation amount of such series of preferred securities.

In addition, before taking any of the foregoing actions, the Property Trustee must obtain an opinion of counsel stating that, as a result of such action, the trust will continue to be classified as a grantor trust for United States federal income tax purposes.

The Property Trustee of a trust will notify all preferred securities holders of such trust of any notice received from the Debenture Trustee with respect to the subordinated notes and note guarantee held by such trust.

As described in each Declaration, the Property Trustee may hold a meeting to have preferred securities holders vote on a change or have them approve the change by written consent.

If a vote of preferred securities holders is taken or a consent is obtained, any preferred securities that are owned by MediaOne Group or any of its affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding. This means

(1) MediaOne Group and any of its affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of preferred securities and

(2) any preferred securities owned by MediaOne Group or any of its affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

INFORMATION CONCERNING THE PROPERTY TRUSTEES

For matters relating to compliance with the Trust Indenture Act, the Property Trustee of each trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. Each Property Trustee, other than during the occurrence and continuance of a Declaration Event of Default under the applicable trust, undertakes to perform only such duties as are specifically set forth in the applicable Declaration and, upon a Declaration Event of Default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, a Property Trustee is under no obligation to exercise any of the powers given it by the applicable Declaration at the request of any holder of preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following a Declaration Event of Default.

MediaOne Group and certain of its affiliates maintain a deposit account and banking relationship with The First National Bank of Chicago. The First National Bank of Chicago serves as trustee under other indentures pursuant to which unsecured debt securities of MediaOne Group and its affiliates are outstanding.

MISCELLANEOUS

The Regular Trustees of each trust are authorized and directed to conduct the affairs of and to operate such trust in such a way that

- it will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

- it will be classified as a grantor trust for United States federal income tax purposes; and

- the subordinated notes held by it will be treated as indebtedness of MediaOne Group Funding for United States federal income tax purposes.

MediaOne Group Funding and the Regular Trustees of a trust are authorized to take any action (so long as it is consistent with applicable law or the applicable certificate of trust or Declaration) that MediaOne Group Funding and the Regular Trustees of such trust determine to be necessary or desirable for such purposes.

Holders of preferred securities have no preemptive or similar rights.

A trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

GOVERNING LAW

Each Declaration and the related preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF THE SUBORDINATED NOTES AND THE NOTE GUARANTEES

GENERAL

MediaOne Group Funding plans to sell one series of subordinated notes to each trust pursuant to this prospectus. MediaOne Group will fully and unconditionally guarantee each series of subordinated notes under a note guarantee.

Below is a description of certain general terms of the subordinated notes and note guarantees. The particular terms of a series of subordinated notes and the related note guarantee will be described in a prospectus supplement.

MediaOne Group Funding will issue the subordinated notes under a Supplemental Indenture. The Indenture will be qualified under the Trust Indenture Act. The Indenture and form of Supplemental Indenture is filed as an exhibit to the registration statement to which this prospectus forms a part.

Each series of subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of MediaOne Group Funding's other indebtedness to the extent described in a prospectus supplement. MediaOne Group will fully and unconditionally guarantee the payment of principal, premium, if any, and interest on each series of subordinated notes under the related note guarantee. The note guarantees will be unsecured and will be subordinate and junior in priority of payment to certain of MediaOne Group's other indebtedness to the extent described in a prospectus supplement. The Indenture does not limit the amount of subordinated notes which MediaOne Group Funding may issue, nor does it limit MediaOne Group Funding from issuing any other secured or unsecured debt.

Each prospectus supplement will describe the following terms relating to a series of subordinated notes:

- the title;

- any limit on the amount that may be issued;

- whether or not such series of subordinated notes will be issued in global form, the terms and who the depository will be;

- the maturity date(s);

- the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

- the place(s) where payments shall be payable;

- MediaOne Group Funding's right, if any, to defer payment of interest and the maximum length of any such deferral period;

- the date, if any, after which, and the price(s) at which, such series of subordinated notes may, pursuant to any optional redemption provisions, be redeemed at MediaOne Group Funding's option, and other related terms and provisions;

- the date(s), if any, on which, and the price(s) at which MediaOne Group Funding is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the Holder's option to purchase, such series of subordinated notes and other related terms and provisions;

- the denominations in which such series of subordinated notes will be issued, if other than denominations of $25 and any integral multiple thereof; and

- any other terms (which terms shall not be inconsistent with the Indenture).

CONSOLIDATION, MERGER OR SALE

The Indenture does not contain any covenant which restricts the ability of MediaOne Group or MediaOne Group Funding to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of their assets. However, any successor or acquiror of such assets must assume all of the obligations of MediaOne Group or MediaOne Group Funding under the Indenture, the subordinated notes or the note guarantees, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURE

The following are events of default under the Indenture with respect to any series of subordinated notes issued:

- failure to pay interest when due and such failure continues for 90 days and the time for payment has not been extended or deferred;

- failure to pay the principal (or premium, if any) when due;

- failure to observe or perform any other covenant contained in the subordinated notes or the Indenture (other than a covenant specifically relating to another series of subordinated notes), and such failure continues for 90 days after MediaOne Group Funding receives notice from the Debenture Trustee or holders of at least 25% in aggregate principal amount of the outstanding subordinated notes of that series;

- certain events of bankruptcy, insolvency or reorganization of MediaOne Group or MediaOne Group Funding; and

- the voluntary or involuntary dissolution, winding up or termination of the trust that owns the series of subordinated notes, except in connection with

    (1) the distribution of such subordinated notes to holders of preferred and common securities of such trust,

    (2) the redemption of all of the preferred and common securities of such trust or

    (3) mergers, consolidations or amalgamations permitted by the Declaration of such trust.

If an event of default with respect to subordinated notes of any series occurs and is continuing, the Debenture Trustee or the holders of at least 25% in aggregate principal amount of the outstanding subordinated notes of that series, by notice in writing to MediaOne Group Funding (and to the Debenture Trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in principal amount of the outstanding subordinated notes of an affected series (or if such subordinated notes are held by a trust, the holders of at least a majority in aggregate liquidation amount of the trust's preferred securities) may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding:

- payment of principal, premium, if any, or interest; or

- certain covenants containing limitations on MediaOne Group's and MediaOne Group Funding's ability to pay dividends and make payments on subordinated debt securities in certain circumstances.

Any such waiver shall cure such default or event of default.

If the subordinated notes of any series are held by a trust, and a Declaration Event of Default has occurred and is attributable to the failure of MediaOne Group Funding or MediaOne Group to pay principal, premium, if any, or interest on, such subordinated notes, then each holder of the preferred securities of such trust may sue MediaOne Group or MediaOne Group Funding, or seek other remedies, to force payment to such holder of the principal of, premium, if any, or interest on, such subordinated notes having a principal amount equal to the aggregate liquidation amount of the preferred securities held by such holder.

Subject to the terms of the Indenture, if an event of default under the Indenture shall occur and be continuing, the Debenture Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the applicable series of subordinated notes, unless such holders have offered the Debenture Trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding subordinated notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or exercising any trust or power conferred on the Debenture Trustee, with respect to the subordinated notes of that series, provided that:

- it is not in conflict with any law or the Indenture;

- the Debenture Trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

- subject to its duties under the Trust Indenture Act, the Debenture Trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the subordinated notes of any series will only have the right to institute a proceeding under the Indenture or to appoint a receiver or trustee, or to seek other remedies if:

- the holder has given written notice to the Debenture Trustee of a continuing event of default with respect to that series;

- the holders of at least 25% in aggregate principal amount of the outstanding subordinated notes of that series have made written request, and such holders have offered reasonable indemnity to the Debenture Trustee to institute such proceedings as trustee; and

- the Debenture Trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding subordinated notes of that series other conflicting directions within 60 days after such notice, request and offer.

These limitations do not apply to a suit instituted by a holder of subordinated notes if MediaOne Group Funding defaults in the payment of the principal, premium, if any, or interest on, the subordinated notes and MediaOne Group defaults in its payment obligations on the note guarantee.

MediaOne Group Funding and MediaOne Group will periodically file statements with the Debenture Trustee regarding its compliance with certain of the covenants in the Indenture.

MODIFICATION OF INDENTURE; WAIVER

MediaOne Group, MediaOne Group Funding and the Debenture Trustee may change the Indenture without the consent of any holders with respect to certain matters, including:

- to fix any ambiguity, defect or inconsistency in the Indenture; and

- to change anything that does not materially adversely affect the interests of any holder of subordinated notes of any series.

In addition, under the Indenture, the rights of holders of a series of subordinated notes may be changed by MediaOne Group Funding, MediaOne Group and the Debenture Trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding subordinated notes of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding subordinated notes affected:

- extending the fixed maturity of such series of subordinated notes;

- reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any such subordinated notes; or

- reducing the percentage of subordinated notes, the holders of which are required to consent to any amendment.

If the consent of the Property Trustee of a trust as holder of subordinated notes is required to consent to any amendment, modification or termination of the Indenture, the Property Trustee will request directions from the holders of the preferred securities of the applicable trust.

FORM, EXCHANGE, AND TRANSFER

The subordinated notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $25 and any integral multiple thereof.

At the option of the holder, subject to the terms of the Indenture and the limitations applicable to global securities described in the applicable prospectus supplement, subordinated notes of any series will be exchangeable for other subordinated notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the Indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, subordinated notes may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by MediaOne Group Funding or the Debenture Trustee) at the office of the Security Registrar or at the office of any transfer agent designated by MediaOne Group Funding for such purpose. Unless otherwise provided in the subordinated notes to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but MediaOne Group Funding may require payment of any taxes or other governmental charges. MediaOne Group Funding has appointed the Debenture Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by MediaOne Group Funding for any subordinated notes will be named in the applicable prospectus supplement. MediaOne Group Funding may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that MediaOne Group Funding will be required to maintain a transfer agent in each place of payment for the subordinated notes of each series.

If the subordinated notes of any series are to be redeemed, MediaOne Group Funding will not be required to:

- issue, register the transfer of, or exchange any subordinated notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such subordinated notes that may be selected for redemption and ending at the close of business on the day of such mailing; or

- register the transfer of or exchange any subordinated notes so selected for redemption, in whole or in part, except the unredeemed portion of any such subordinated notes being redeemed in part.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

The Debenture Trustee, other than during the occurrence and continuance of an event of default under the Indenture, undertakes to perform only such duties as are specifically set forth in the Indenture and, upon an event of default under the Indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Debenture Trustee is under no obligation to exercise any of the powers given it by the Indenture at the request of any holder of subordinated notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The Debenture Trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

MediaOne Group and its affiliates maintain a deposit account and banking relationship with Norwest Bank Minnesota, N.A. Norwest Bank Minnesota, N.A. serves as trustee under other indentures pursuant to which unsecured debt securities of MediaOne Group and its affiliates are outstanding.

PAYMENT AND PAYING AGENTS

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any subordinated notes on any interest payment date will be made to the person in whose name such subordinated notes (or one or more predecessor securities) are registered at the close of business on the regular record date for such interest.

Principal of and any premium and interest on the subordinated notes of a particular series will be payable at the office of the paying agents designated by MediaOne Group Funding, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the Debenture Trustee in The City of New York will be designated as MediaOne Group Funding's sole paying agent for payments with respect to subordinated notes of each series. Any other paying agents initially designated by MediaOne Group Funding for the subordinated notes of a particular series will be named in the applicable prospectus supplement. MediaOne Group Funding will be required to maintain a paying agent in each place of payment for the subordinated notes of a particular series.

All moneys paid by MediaOne Group Funding or MediaOne Group to a paying agent or the Debenture Trustee for the payment of the principal of or any premium or interest on any subordinated notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to MediaOne Group Funding or MediaOne Group, as the case may be, and the holder of the security thereafter may look only to MediaOne Group Funding or MediaOne Group for payment thereof.

GOVERNING LAW

The Indenture, subordinated notes and note guarantees will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act shall be applicable.

DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

GENERAL

MediaOne Group will execute a Preferred Securities Guarantee, which benefits the holders of preferred securities, at the time that a trust issues those preferred securities. Each Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. The First National Bank of Chicago will act as indenture trustee ("Preferred Guarantee Trustee") under each Preferred Securities Guarantee for the purposes of compliance with the Trust Indenture Act. The Preferred Guarantee Trustee will hold each Preferred Securities Guarantee for the benefit of the preferred securities holders of the applicable trust.

MediaOne Group will irrevocably agree, as described in each Preferred Securities Guarantee, to pay in full, to the holders of the preferred securities issued by the applicable trust, the Preferred Securities Guarantee Payments (as defined below) (except to the extent previously paid), when and as due, regardless of any defense, right of set-off or counterclaim which such trust may have or assert. The following payments, to the extent not paid by a trust ("Preferred Securities Guarantee Payments"), will be covered by the applicable Preferred Securities Guarantee:

- any accrued and unpaid distributions required to be paid on the applicable preferred securities, to the extent that the trust has funds available to make the payment;

- the redemption price, to the extent that the trust has funds available to make the payment; and

- upon a voluntary or involuntary dissolution and liquidation of the trust (other than in connection with a distribution of subordinated notes and a note guarantee to holders of such preferred securities or the redemption of all such preferred securities), the lesser of

    (1) the aggregate of the liquidation amount specified in the prospectus supplement for each preferred security plus all accrued and unpaid distributions on the preferred securities to the date of payment, to the extent the trust has funds available to make the payment and

    (2) the amount of assets of the trust remaining available for distribution to holders of its preferred securities upon a dissolution and liquidation of the trust ("Liquidation Payment").

MediaOne Group's obligation to make a Preferred Securities Guarantee Payment may be satisfied by directly paying the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

No single document executed by MediaOne Group relating to the issuance of preferred securities will provide for its full, irrevocable and unconditional guarantee of the preferred securities. It is only the combined operation of MediaOne Group's obligations under the Indenture and the applicable Preferred Securities Guarantee, Declaration and note guarantee that has the effect of providing a full, irrevocable and unconditional guarantee of a trust's obligations under its preferred securities.

STATUS OF THE PREFERRED SECURITIES GUARANTEES

Each Preferred Securities Guarantee will constitute an unsecured obligation of MediaOne Group and will rank:

- subordinate and junior in right of payment to all of MediaOne Group's other liabilities (except those obligations made equal or junior to its obligations under a Preferred Securities Guarantee);

- equal with the senior most preferred or preference stock now or hereafter issued by MediaOne Group, and with any guarantee now or hereafter issued by it in respect of any preferred or preference stock of any of its affiliates (including MediaOne's guarantee of the outstanding preferred securities of MediaOne Financing A, MediaOne Financing B, MediaOne Finance Trust I and MediaOne Finance Trust II); and

- senior to MediaOne Group's common stock.

Each Declaration will require that the holder of preferred securities accept the subordination provisions and other terms of the Preferred Securities Guarantee. Each Preferred Securities Guarantee will constitute a guarantee of payment and not of collection (in other words the holder of the guaranteed security may sue MediaOne Group, or seek other remedies, to enforce its rights under the Preferred Securities Guarantee without first suing any other person or entity). A Preferred Securities Guarantee will not be discharged except by payment of the Preferred Securities Guarantee Payments in full to the extent not previously paid or upon distribution to the applicable preferred securities holders of the corresponding series of subordinated notes pursuant to the appropriate Declaration.

AMENDMENTS AND ASSIGNMENT

Except with respect to any changes which do not adversely affect the rights of holders of a series of preferred securities in any material respect (in which case no consent of such holders will be required), a Preferred Securities Guarantee may only be amended with the prior approval of the holders of at least a majority in aggregate liquidation amount of such preferred securities (excluding any such preferred securities held by MediaOne Group or any of its affiliates). A description of the way to obtain any approval is described under "Description of the Preferred Securities--

Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in a Preferred Securities Guarantee will be binding on MediaOne Group's successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the applicable preferred securities.

PREFERRED SECURITIES GUARANTEE EVENTS OF DEFAULT

An event of default under a Preferred Securities Guarantee occurs if MediaOne Group fails to make any of its required payments or perform its obligations under such Preferred Securities Guarantee.

The holders of at least a majority in aggregate liquidation amount of the preferred securities relating to each Preferred Securities Guarantee (excluding any preferred securities held by MediaOne Group or any of its affiliates) will have the right to direct the time, method and place of conducing any proceeding for any remedy available to the Preferred Guarantee Trustee relating to such Preferred Securities Guarantee or to direct the exercise of any trust or power given to the Preferred Guarantee Trustee under such Preferred Securities Guarantee.

INFORMATION CONCERNING THE PREFERRED GUARANTEE TRUSTEES

The Preferred Guarantee Trustee under a Preferred Securities Guarantee, other than during the occurrence and continuance of a default under such Preferred Securities Guarantee, will only perform the duties that are specifically described in such Preferred Securities Guarantee. After such a default, the Preferred Guarantee Trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, a Preferred Guarantee Trustee is under no obligation to exercise any of its powers as described in the applicable Preferred Securities Guarantee at the request of any holder of covered preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

TERMINATION OF THE PREFERRED SECURITIES GUARANTEES

Each Preferred Securities Guarantee will terminate once the applicable preferred securities are paid in full or upon distribution of the corresponding series of subordinated notes to the holders of such preferred securities. Each Preferred Securities Guarantee will continue to be effective or will be reinstated if at any time any holder of preferred securities issued by the applicable trust must restore payment of any sums paid under such preferred securities or such Preferred Securities Guarantee.

GOVERNING LAW

The Preferred Securities Guarantees will be governed by and construed in accordance with the laws of the State of New York.

RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE PREFERRED SECURITIES GUARANTEE,
  THE SUBORDINATED NOTES AND THE NOTE GUARANTEE HELD BY EACH TRUST

Payments of distributions and redemption and liquidation payments due on each series of preferred securities (to the extent the applicable trust has funds available for the payments) will be guaranteed by MediaOne Group to the extent described under "Description of the Preferred Securities Guarantees." No single document executed by MediaOne Group in connection with the issuance of any series of preferred securities will provide for its full, irrevocable and unconditional guarantee of such preferred securities. It is only the combined operation of MediaOne Group's obligations under the applicable Preferred Securities Guarantee, Declaration and note guarantee and the Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of a trust's obligations under its preferred securities.

As long as MediaOne Group Funding makes payments of interest and other payments when due on the subordinated notes held by a trust or, if MediaOne Group Funding defaults in making such payments, MediaOne Group makes payments when due under the related note guarantee, such payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the preferred securities issued by that trust, primarily because:

- the aggregate principal amount of the subordinated notes will be equal to the sum of the aggregate liquidation amount of the preferred and common securities;

- the interest rate and interest and other payment dates on the subordinated notes will match the distribution rate and distribution and other payment dates for the preferred securities;

- MediaOne Group Funding shall pay for any and all costs, expenses and liabilities of each trust except such trust's obligations under its preferred securities (and MediaOne Group has agreed to guarantee such payment); and

- each Declaration provides that the related trust will not engage in any activity that is not consistent with the limited purposes of the trust.

If and to the extent that MediaOne Group Funding does not make payments on such subordinated notes and MediaOne Group does not make payments on the related note guarantee, such trust will not have funds available to make payments of distributions or other amounts due on its preferred securities. In those circumstances, you will not be able to rely upon the Preferred Securities Guarantee for payment of these amounts. Instead, you may directly sue MediaOne Group Funding or MediaOne Group or seek other remedies to collect your pro rata share of payments owed. If you sue MediaOne Group Funding or MediaOne Group to collect payment, then MediaOne Group Funding or MediaOne Group will assume your rights as a holder of preferred securities under such trust's Declaration to the extent MediaOne Group Funding or MediaOne Group makes a payment to you in any such legal action.

A holder of any preferred security may sue MediaOne Group, or seek other remedies, to enforce its rights under the applicable Preferred Securities Guarantee without first suing the applicable Preferred Guarantee Trustee, the trust which issued the preferred security or any other person or entity.

PLAN OF DISTRIBUTION

MediaOne Group Funding may sell the subordinated notes and a trust may sell its preferred securities being offered hereby in one or more of the following ways from time to time:

- to underwriters for resale to the public or to institutional investors;

- directly to institutional investors; or

- through agents to the public or to institutional investors.

The prospectus supplements will set forth the terms of the offering of each series of preferred securities, including the name or names of any underwriters or agents, the purchase price of such preferred securities and the proceeds to MediaOne Group

Funding or the applicable trust, as the case may be, from such sale, any underwriting discounts or agency fees and other item's constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such preferred securities may be listed.

If underwriters are used in the sale, the preferred securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of preferred securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of preferred securities, if any are purchased.

Underwriters and agents may be entitled under agreements entered into with MediaOne Group, MediaOne Group Funding and/or a trust to indemnification by MediaOne Group, MediaOne Group Funding and/or such trust against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for MediaOne Group and its affiliates in the ordinary course of business.

Each series of preferred securities will be a new issue of securities and will have no established trading market. Any underwriters to whom preferred securities are sold by MediaOne Group Funding or by the trusts for public offering and sale may make a market in the preferred securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The preferred securities may or may not be listed on a national securities exchange.

LEGAL OPINIONS

Certain matters of Delaware law relating to the validity of the preferred securities will be passed on for each trust by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware, special Delaware counsel to the trusts. The validity of the subordinated notes, the Preferred Securities Guarantees, the note guarantees and certain matters relating thereto will be passed on for MediaOne Group and MediaOne Group Funding by Weil, Gotshal & Manges LLP, New York, New York and for the underwriters by Skadden, Arps, Meagher & Flom LLP, New York, New York. Certain matters will be passed upon for MediaOne Group and MediaOne Group Funding by Stephen E. Brilz, Corporate Counsel and Assistant Secretary of MediaOne Group.

EXPERTS

Arthur Andersen LLP, independent public accountants, audited Old U S WEST's and MediaOne Group's financial statements and schedules for the years ended December 31, 1996 and 1997, as indicated in their reports. PricewaterhouseCoopers LLP, independent public accountants, audited Old U S WEST's and MediaOne Group's financial statements and related schedules for the year ended December 31, 1995, as indicated in their reports. All such documents are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on the reports of Arthur Andersen LLP and PricewaterhouseCoopers LLP and upon the authority of Arthur Andersen LLP and PricewaterhouseCoopers LLP as experts in accounting and auditing.

                    ---------------------------------------
                    ---------------------------------------

                         8,000,000 PREFERRED SECURITIES

                                     [LOGO]

                           MEDIAONE FINANCE TRUST III

             % TRUST ORIGINATED PREFERRED SECURITIES-SM- ("TOPRS-SM-")
                     FULLY AND UNCONDITIONALLY GUARANTEED,
                        BASED ON SEVERAL OBLIGATIONS, BY

                              MEDIAONE GROUP, INC.

                               -----------------

                             PROSPECTUS SUPPLEMENT
                               -----------------

                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                              SALOMON SMITH BARNEY

                                OCTOBER   , 1998

                    ---------------------------------------
                    ---------------------------------------